     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1996
                                                      REGISTRATION NO. 333-
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  ------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                  ------------
                     LONE STAR STEAKHOUSE & SALOON, INC.
            (Exact name of Registrant as specified in its charter)

          Delaware                                   5812                           48-1109495
(State or other jurisdiction of            (Primary Standard Industrial            (I.R.S. Employer
incorporation or organization)              Classification Code Number)         Identification Number)

                           224 EAST DOUGLAS, SUITE 700
                            WICHITA, KANSAS 67202
                                (316) 264-8899
(Address, including zip code, and telephone number, including area code, of
                  Registrant's principal executive offices)
                                  ------------
                               JAMIE B. COULTER
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                     LONE STAR STEAKHOUSE & SALOON, INC.
                         224 EAST DOUGLAS, SUITE 700
                            WICHITA, KANSAS 67202
                                (316) 264-8899
(Name, address, including zip code, and telephone number, including area code, of agent of service)
                                  ------------
                                  Copies to:
       Steven Wolosky, Esq.                          Jeffrey D. Saper, Esq.
       Kenneth A. Schlesinger, Esq.              J. Robert Suffoletta, Esq.
       Olshan Grundman Frome & Rosenzweig LLP       Wilson Sonsini Goodrich
       505 Park Avenue                                       & Rosati, P.C.
       New York, New York 10022                          650 Page Mill Road
       (212) 753-7200                           Palo Alto, California 94304
                                                             (415) 493-9300
                                  ------------
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                                  ------------
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE
==============================================================================
  Title of Each Class           Proposed                        Amount of
 of Securities to be       Maximum  Aggregate               Registration Fee
 Registered                  OfferingPrice(1)
- -----------------------------------------------------------------------------
Common Stock, $.01
 par value(2)  ........       $183,425,000                       $63,250
- -----------------------------------------------------------------------------
(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.
(2) Includes Common Stock issuable upon exercise of the Underwriters' over-allotment option.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
==============================================================================

                     LONE STAR STEAKHOUSE & SALOON, INC.
                            CROSS REFERENCE SHEET

          Pursuant to Item 501(b) of Regulation S-K Showing Location in Prospectus of Information Required by Items of Form S-1

 Item Number and Heading in Form S-1 Registration Statement    Caption or Location in Prospectus
- -------------------------------------------------------------   -------------------------------------------------
1.        Forepart of the Registration Statement and Outside
          Front Cover Page of Prospectus....................   Forepart of the Registration Statement; Outside
                                                               Front Cover Page of Prospectus
2.        Inside Front and Outside Back Cover Pages of
          Prospectus ......................................    Inside Front and Outside Back Cover Pages of
                                                               Prospectus
3.        Summary Information, Risk Factors and Ratio of
          Earnings to Fixed Charges .......................    Prospectus Summary; Risk Factors
4.        Use of Proceeds .................................    Use of Proceeds
5.        Determination of Offering Price .................    Underwriting
6.        Dilution ........................................    *
7.        Selling Security Holders ........................    Principal and Selling Stockholders
8.        Plan of Distribution ............................    Underwriting
9.        Description of Securities to be Registered ......    Description of Capital Stock; Dividend Policy
10.       Interests of Named Experts and Counsel ..........    Legal Matters; Experts
11.       Information with Respect to the Registrant ......    Front Cover Page of Prospectus; Prospectus
                                                               Summary; Risk Factors; The Company; Use of
                                                               Proceeds; Dividend Policy; Capitalization;
                                                               Selected Historical and Pro Forma Financial Data;
                                                               Management's Discussion and Analysis of Financial
                                                               Condition and Results of Operations; Business;
                                                               Management; Certain Relationships and Related
                                                               Transactions; Principal and Selling Stockholders;
                                                               Description of Capital Stock; Underwriting;
                                                               Available Information; Experts; Legal Matters;
                                                               Consolidated Financial Statements
12.       Disclosure of Commission Position on
          Indemnification for Securities Act Liabilities ...   *


- ------
* Not applicable.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED MAY 21, 1996
                               4,000,000 SHARES

                                    (LOGO)

                                 COMMON STOCK


   Of the 4,000,000 shares of Common Stock offered hereby, 2,500,000 shares are being sold by Lone Star Steakhouse & Saloon, Inc. (the "Company") and 1,500,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

   The Company's Common Stock is traded on the Nasdaq National Market under the symbol "STAR." On May 17, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $39 7/8 per share. See "Price Range of Common Stock."

   See "Risk Factors" beginning on page 6 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
                                  ------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


=============================================================================================
                       Price          Underwriting       Proceeds to         Proceeds to
                     to Public         Discount(1)        Company(2)    Selling Stockholders
- ---------------------------------------------------------------------------------------------
Per Share  ...         $                 $                  $                    $
Total (3)  ...        $                 $                  $                   $
=============================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses of the offering estimated at $400,000, all of which are payable by the Company.
(3) The Company and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 600,000 shares of Common Stock at the Price to Public less the Underwriting Discount solely to cover over-allotments, if any. If the Underwriters exercise this option
    in full, the Price to Public will total $    , the Underwriting Discount
    will total $    , the Proceeds to Company will total $     and the
    Proceeds to Selling Stockholders will total $    . See "Underwriting."


   The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates representing the shares will be made against payment therefor at
the office of Montgomery Securities on or about      , 1996.

                                  ------------

MONTGOMERY SECURITIES
                              SMITH BARNEY INC.
                                                   WESSELS, ARNOLD & HENDERSON

                                       , 1996

                       THE TRADENAME LOGOS OF THE COMPANY


   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus. In August 1995, the Company acquired 11 Lone Star Steakhouse & Saloon restaurants. All financial and restaurant information herein reflects this acqisition. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                 THE COMPANY

   Lone Star Steakhouse & Saloon, Inc. ("Lone Star" or the "Company") has positioned itself as "The Steak Company" which will operate three distinct steakhouse restaurant concepts. The primary growth vehicle will be the Lone Star Steakhouse & Saloon restaurant concept which operates in the mid-scale steak segment ("Lone Star Restaurants"). The Company is also developing two restaurant concepts in the upscale steakhouse market, Del Frisco's Double Eagle Steak House ("Del Frisco's") and Sullivan's Steakhouse ("Sullivan's").

   The Company currently owns and operates 168 Lone Star Restaurants in the United States. Internationally, the Company's Australian joint venture owns and operates 11 restaurants in Australia. The Lone Star Restaurants are mid-priced, full service casual dining restaurants which embrace a Texas-style concept featuring Texas artifacts and country and western music. The Lone Star Restaurants serve mesquite grilled steaks, ribs, chicken and fish. The exciting and vibrant atmosphere created by the Lone Star Restaurants' "Texas Roadhouse" ambiance is enhanced by free buckets of roasted peanuts, neon beer signs and peanut-shell-littered floors. Lone Star Restaurants are further distinguished by its high quality, USDA choice-graded steaks which are hand- cut fresh daily at each restaurant and mesquite grilled to order. Meals are served in generous "Texas-sized" portions and full liquor and bar service is available. The Lone Star Restaurants serve both lunch and dinner with an average check per customer for 1995 of approximately $8.50 at lunch and $18.50 at dinner.

   Lone Star opened its first restaurant in 1989 and currently operates in 32 states.The Company is continuing its domestic expansion program pursuant to which it opened 36 Lone Star Restaurants in 1993, 48 restaurants in 1994 and 45 restaurants in 1995. In addition, in August 1995, the Company acquired 11 Lone Star Restaurants which had been operated under the Lone Star name pursuant to a trademark license granted by the Company with respect to certain areas of North Carolina (the "1995 Lone Star Acquisition"). As of May 20, 1996, the Company had opened eight of the 45 restaurants it intends to open in 1996. New restaurants are expected to be located within the Company's existing markets as well as in new markets. In addition, the Company expects that its Australian joint venture will open seven to nine new restaurants in 1996.

   The Company currently operates three Lone Star Restaurants in Europe pursuant to a joint venture agreement. On May 20, 1996, the Company's Board of Directors approved a plan to discontinue the European joint venture. The Company anticipates closing its European restaurants as early as the second quarter of fiscal 1996; however, the Company may seek to sell or license such restaurants. The Company expects to incur a non-recurring pre-tax charge in the second quarter of fiscal 1996 in the range of $9,000,000 to $11,000,000. See "Risk Factors -- Discontinuance of European Operations."

   In connection with the Company's strategy to become "The Steak Company," the Company recently decided to develop additional steak restaurant concepts in the upscale segment. The Company entered this market in September 1995 by acquiring the intellectual property rights, marks and tradename of Del Frisco's Double Eagle Steak House restaurant, the existing Del Frisco's located in Dallas, Texas, and a Del Frisco's under construction in Fort Worth, Texas (collectively, the "Del Frisco's Acquisition") which opened in April 1996. The average check per customer for the Del Frisco's concept is approximately $60. The Company expects to open one or two additional Del Frisco's in the United States in 1996.

   The Company is developing another upscale steak restaurant concept under the tradename Sullivan's Steakhouse. The average check per customer for the Sullivan's concept is anticipated to be $35 to $40. The Company opened its first Sullivan's in May 1996 and expects to open one to three additional Sullivan's in the United States in 1996.


                                 THE OFFERING

Common Stock offered by the Company  ........  2,500,000 shares
Common Stock offered by the Selling
  Stockholders...............................  1,500,000 shares
Common Stock to be outstanding after
  the Offering ..............................  40,427,580 shares (1)
Use of Proceeds  ............................  To finance the development of additional restaurants and for general corporate purposes,
                                               including potential acquisitions.
Nasdaq National Market symbol  ..............  STAR



- ------
(1) Does not include (i) 6,623,284 shares reserved for issuance under the Company's 1992 Stock Option Plan (the "Plan"), of which options to purchase 4,726,636 shares are currently outstanding, (ii) 329,334 shares reserved for issuance under the Company's 1992 Directors Stock Option Plan (the "Directors Plan"), of which options to purchase 146,000 shares are currently outstanding, and (iii) 200,000 shares reserved for issuance pursuant to options granted in connection with the Australian joint venture. See "Capitalization."

              SUMMARY PRO FORMA AND CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                           Twelve Weeks Ended(1)
                                                   Year Ended December 31,(1)                          ---------------------------
                               ---------------------------------------------------------------------     March 21,     March 19,
                                  1991         1992(2)        1993           1994         1995(3)          1995           1996
                              ---------   ------------    ------------   ------------   ------------   ------------   ------------
Income Statement Data:
   Net sales ..............   $  9,231    $    40,602     $   112,263    $   215,800    $   340,857    $    69,393     $ 106,375
   Income from operations .        209          6,918          23,643         45,810         70,773         14,393        20,094
   Net income .............        128          4,512          16,371         30,173         47,568          9,237        12,936
   Primary net income per
     share ................   $   0.22    $      0.16     $      0.49    $      0.87    $      1.27    $      0.26     $    0.33
   Primary weighted average
     shares outstanding  ..    580,433     28,872,151      33,339,007     34,608,610     37,537,891     34,931,291    38,797,073

Pro Forma Income
   Statement Data(4): .....
   Income before income taxes,
     net of minority interest $    128    $     7,277     $    25,483    $    47,073    $    74,388    $    14,552
   Pro forma provision for
     income taxes  ........         50          2,813           9,696         17,884         27,653          5,682
                              ---------   ------------    ------------   ------------   ------------   ------------
   Pro forma net income ...         78          4,464          15,787         29,189         46,735          8,870
   Pro forma primary net
     income per share  ....   $   0.14    $      0.15     $      0.47    $      0.84    $      1.25    $      0.25

Restaurant Operating Data:
   Average sales per
     restaurant on an
     annualized basis  ....   $  1,556    $     2,389     $     2,502    $     2,481    $     2,536    $     2,587     $   2,664
   Number of restaurants
    at end of period(5)  ..          7             32              68            116            175            121           180
   Number of full restaurant
     periods open(6)  .....         78            241             569          1,114          1,521            351           529


                                                    March 19, 1996
                                       ----------------------------------
                                         Actual            As Adjusted(7)
                                       ---------           -------------
Balance Sheet Data:
   Working capital .............        $ 54,972             $150,272
   Total assets ................         370,530              465,830
   Stockholders' equity ........         336,238              431,538

- ------
(1) The Company operates on a 52 or 53 week fiscal year ending the last Tuesday in December. The fiscal quarters for the Company consist of accounting periods of 12, 12, 12, and 16 or 17 weeks, respectively. The Company's 1991 fiscal year ended on December 31 and its 1992, 1993, 1994, and 1995 fiscal years ended on December 29, 28, 27 and 26, respectively.
(2) Reflects the operations of eight restaurants acquired on March 19, 1992 from Lone Star Steakhouse & Saloon Group concurrently with the Company's initial public offering in an exchange transaction whereby the Company issued 5,308,432 shares of its Common Stock. The acquisition was accounted for using the purchase method of accounting.
(3) In June 1995, the Company increased its ownership interest in the Australian joint venture from 50% to 65%. The operations of the joint venture are included in the Company's consolidated operating results since the date of the change of control.
(4) Pro Forma Income Statement Data is based upon unaudited information providing for income taxes on pooled S Corporations from a group of related entities which were operated under common control (collectively, the "CCC Group") prior to acquisition at the estimated effective tax rate.
(5) Includes all restaurants for which restaurant sales are included in the Company's net sales amounts for the period.
(6) Full restaurant periods are four-week accounting periods within the fiscal year (excluding the first partial accounting period of operations) that a restaurant was open.
(7) Adjusted to reflect the sale of 2,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $39 7/8 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

   Prospective purchasers should carefully consider the following risk factors in addition to the other information contained in this Prospectus in evaluating an investment in the Common Stock of the Company.

   Aggressive Expansion Strategy. The Company opened its first restaurant in October 1989 and to date has opened 168 Lone Star Restaurants in the United States. In addition, the Company's Australian joint venture has opened 11 restaurants in Australia and its European joint venture has opened three restaurants in Holland. The Company's ability to expand will depend on a number of factors, including identification of suitable locations, negotiation of favorable real estate acquisition or lease terms, availability, staffing, training and retention of skilled management personnel, securing required governmental approvals and permits, adequately supervising construction, securing adequate financing and other factors, some of which are beyond the control of the Company. There can be no assurance that the Company will be able to open all of its planned new restaurants or that such newly opened restaurants can be operated profitably. While the Company has experienced significant growth in net sales and net income since inception, there can be no assurance that the Company will be able to sustain such growth or profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Expansion Strategy."

   New Upscale Strategy. The Company has recently decided to develop two upscale steak restaurant concepts, Del Frisco's and Sullivan's. Prior to the Del Frisco's Acquisition in September 1995, the Company did not operate in the upscale segment. The Sullivan's concept has been internally developed by the Company and the first Sullivan's opened in May 1996. There can be no assurance that the Company will choose to develop additional Del Frisco's or Sullivan's beyond those currently planned, or that any such restaurants, if and when developed or operated, will achieve profitability or prove to be successful. See "Business -- Expansion into Upscale Markets."

   International Operations. The Company intends to selectively evaluate international expansion opportunities through joint ventures licensing or other corporate partnership arrangements. The Australian joint venture (the "Australian Joint Venture") presently owns and operates 11 restaurants in Australia and expects to open an additional seven to nine restaurants in 1996. A licensed Lone Star Restaurant opened in Guam in mid-1995. There can be no assurance that the Australian Joint Venture or any other joint venture will be successful. In addition, it is unlikely that the profit margins or return on investment of the Company's international operations will be at the levels of the Company's domestic operation. There can be no assurance that any such restaurants developed and operated in foreign countries, whether through the Australian Joint Venture or otherwise, will achieve profitability. See "Business
- -- Expansion Strategy."

   Discontinuance of European Joint Venture. The Company currently operates three Lone Star Restaurants in Europe pursuant to a joint venture agreement (the "European Joint Venture"). The first two restaurants opened by the European Joint Venture in Amsterdam in 1995 have operated substantially below the Company's expectations, and are currently incurring losses at the restaurant level. The European Joint Venture opened a third restaurant in Rotterdam in May 1996. In addition, the European Joint Venture is scheduled to open a fourth restaurant in Cologne, Germany in June 1996. On May 20, 1996, the Board of Directors of the Company approved a plan to discontinue the European Joint Venture. The Company anticipates closing its European restaurants as early as the second quarter of fiscal 1996; however, the Company may seek to sell or license such restaurants. The Company expects to incur a non-recurring pre-tax charge in the second quarter of fiscal 1996 in the range of $9,000,000 to $11,000,000. The actual amount and the timing of such charge may vary depending upon the timing and methods the Company utilizes in exiting its current European operations. In addition, at the current time, the Company is unable to determine what contingent liabilities, if any, may be associated with the discontinuance of such operations, including resolution of any disputes with its European Joint Venture partner. The proposed closing of the Company's European restaurants reflects the risks associated with international operations.

   Competition. Competition in the restaurant industry is increasingly intense. The Company competes primarily on the basis of quality of food and service, ambiance, location and price-value relationship. The Company believes that its concepts, attractive price-value relationship and quality of food and service differentiate the Company from its competitors. The
Company also competes with restaurants and retail establishments for sites.
The Company is only a recent entrant in the upscale steakhouse segment and has recently begun operating two different upscale steakhouse concepts and, consequently, has not theretofore competed directly in such markets. Many of the Company's competitors are well established in the upscale and mid-scale steak segments and certain competitors have substantially greater financial, marketing and other resources than the Company. See "Business -- Competition."

   Restaurant Industry. The restaurant industry is often affected by changes in consumer tastes, national, regional and local economic conditions, demographic trends, traffic patterns, weather and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and employee benefit costs and the availability of experienced management and hourly employees may also adversely affect the restaurant industry in general and the Company's restaurants in particular. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Competition."

   Changes in Food Costs. The Company's profitability is dependent in large measure on its ability to anticipate and react to changes in food costs. Various factors beyond the Company's control, including adverse weather conditions, may affect food costs. While management has been able to anticipate and react to changing food costs to date through its purchasing practices and menu price adjustments, there can be no assurance that it will be able to do so in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Government Regulation. The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcohol beverages. While the Company to date has not experienced any material difficulties in obtaining necessary governmental approvals, the failure to obtain or retain food and liquor licenses or any other governmental approvals could have a material adverse effect on the Company's operating results. In addition, restaurant operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar matters over which the Company has no control. In this regard, there are proposals under consideration in the United States Congress to increase the minimum wage hourly requirements from $4.25 to $5.15 per hour. These and other initiatives could adversely affect the Company's operating results. The Company also may be subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Additionally, "tied-house" laws in certain states may limit or delay the Company in obtaining liquor licenses. See "Business -- Government Regulation."

   Dependence on Senior Management. The success of the Company's business will continue to be highly dependent upon the services of Jamie B. Coulter, Chairman of the Board and Chief Executive Officer, and certain other executive officers of the Company. The loss of the services of Mr. Coulter or other executive officers could adversely affect the Company's business and development. The Company's growth will also continue to depend upon its ability to attract and retain additional skilled management personnel. See "Management."

   Staggered Board; Blank-Check Preferred Stock. The Company's Certificate of Incorporation provides for three classes of directors, to be elected on a staggered basis, which also enables existing management to exercise significant control over the Company's affairs. In addition, the Board of Directors has the authority without further action by the stockholders to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. See "Description of Capital Stock -- Preferred Stock."

   Stock Price Volatility. Quarterly operating results of the Company or other restaurant companies, changes in general conditions in the economy, the financial markets or the restaurant industry, natural disasters, changes in earnings estimates or recommendations by research analysts, or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market and the restaurant industry in particular have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

   Risks Associated with Forward Looking Statements. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability of the Company to continue its aggressive expansion strategy, changes in costs of food, labor, and employee benefits, the ability of the Company to continue to acquire prime locations at acceptable lease or purchase terms, as well as general market conditions, competition and pricing. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.


                                 THE COMPANY

   The Company was incorporated in February 1991 as Texas Lone Star, Ltd., a Nevada corporation ("Lone Star-Nevada"). Lone Star Steakhouse & Saloon, Inc., a Delaware corporation ("Lone Star Delaware"), was formed in January 1992 as part of a corporate reorganization, pursuant to which Lone Star-Nevada was merged into Lone Star-Delaware, with the successor corporation changing its name to Lone Star Steakhouse & Saloon, Inc. The Company currently operates separate subsidiary corporations in the states in which it has restaurants. Unless the context requires otherwise, references to the Company and Lone Star in this Prospectus shall mean Lone Star Steakhouse & Saloon, Inc. and its subsidiaries. The Company's principal executive offices are located at 224 East Douglas, Suite 700, Wichita, Kansas 67202. The Company's telephone number is (316) 264-8899.


   Lone Star Steakhouse & Saloon(R), Lone Star Cafe(R), Del Frisco's(R) and Double Eagle Steak House(R) are registered marks of the Company. This Prospectus also includes trademarks of corporations other than the Company.

                               USE OF PROCEEDS


   The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $39 7/8 per share) are estimated to be approximately $95,300,000 ($101,585,250 if the Underwriters' over-allotment option is exercised in full). The Company expects to use the net proceeds to finance the development of additional Lone Star, Del Frisco's and Sullivan's restaurants (including the purchase of fee and leasehold interests). A portion of such net proceeds is expected to be used to finance the development of additional restaurants outside the United States, primarily through joint venture, licensing or other corporate partnership arrangements. The Company may also utilize certain of the net proceeds to acquire and develop multi-unit restaurant operations with formats and concepts complementary to those of the Company or to acquire existing restaurants for conversion to the Company's existing concepts. The Company does not presently have any agreements, commitments, plans or understandings concerning any specific acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Expansion Strategy" and "-- Expansion into Upscale Markets." Pending such uses, the Company will invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.


   The Company will not receive any proceeds from the sale of shares of Common Stock offered by the Selling Stockholders hereby.

                         PRICE RANGE OF COMMON STOCK

   The Company's Common Stock is traded on the Nasdaq National Market under the symbol "STAR." The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock, as reported on the Nasdaq National Market.

             Calendar 1994                    High         Low
             -------------                   ------       -----
First Quarter  ........................     $ 29 1/4     $ 19 1/2
Second Quarter  .......................       24 1/4       16 1/2
Third Quarter  ........................       26 1/2       17 1/2
Fourth Quarter  .......................       27 1/2       18 1/4

Calendar 1995
- -------------
First Quarter  ........................     $ 30 3/8      $ 18 1/2
Second Quarter  .......................       34            27 1/8
Third Quarter  ........................       45            29 7/8
Fourth Quarter  .......................       42 3/4        34 7/8

Calendar 1996
- -------------
First Quarter  ........................     $ 41 1/4      $ 30 1/2
Second Quarter (through May 17, 1996)..       45            36 7/8

   On May 17, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $39 7/8 . As of May 17, 1996, there were approximately 750 holders of record of the Company's Common Stock. The Company believes that there are in excess of 7,000 beneficial owners of the Company's Common Stock.

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company at March 19, 1996 and as adjusted to reflect the issuance and sale of the 2,500,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $39 7/8 per share), after deduction of the underwriting discount and estimated offering expenses payable by the Company.

                                                                                March 19, 1996
                                                                          ---------------------------
                                                                             Actual       As Adjusted
                                                                           ----------   -------------
                                                                             (Dollars in thousands)
Long-term debt  .......................................................     $    372         $    372
                                                                            --------         --------
Stockholders' equity:
     Preferred Stock, $0.01 par value, 2,000,000 shares
       authorized;  none outstanding ..................................           --               --
     Common Stock, $0.01 par value, 98,000,000 shares authorized;
        37,635,158 shares issued and outstanding; 40,135,158 shares
        issued and outstanding, as adjusted(1) ........................          377              402
     Additional paid-in capital  ......................................      229,207          324,482
     Retained earnings  ...............................................      107,076          107,076
     Translation adjustment  ..........................................         (422)            (422)
                                                                           ---------         --------
      Total stockholders' equity  .....................................      336,238          431,538
                                                                           ---------         --------
               Total capitalization  ..................................    $ 336,610         $431,910
                                                                           =========         ========



- ------
(1) Does not include at March 19, 1996: (i) 6,895,706 shares reserved for issuance under the Plan, of which options to purchase 4,999,058 shares were outstanding, (ii) 344,334 shares reserved for issuance under the Directors Plan, of which options to purchase 155,000 shares were outstanding, and (iii) 220,000 shares reserved for issuance pursuant to options granted in connection with the Australian Joint Venture.


                               DIVIDEND POLICY

   The Company anticipates that all future earnings will be retained to support operations and to finance expansion. The Company does not intend to pay cash dividends on its Common Stock for the foreseeable future. The payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon such factors as earnings levels, capital requirements, the Company's financial condition and other factors deemed relevant by the Company's Board of Directors.

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


   The following table sets forth selected consolidated financial data. The selected consolidated data of the Company as of December 29, 1992, December 28, 1993, December 27, 1994, and December 26, 1995, and for each of the four years in the period ended December 26, 1995, were derived from the Company's audited consolidated financial statements. The selected consolidated financial data as of December 31, 1991 and for the year then ended and as of March 19, 1996 and for the 12 weeks ended March 19, 1996 and March 21, 1995 are derived from unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the consolidated financial position and results of operations for the unaudited periods. The pro forma data set forth below for the periods presented are unaudited and have been prepared by management solely to facilitate period-to-period comparison and do not represent the actual results of operations for the periods presented. Said pro forma adjustments reflect the income tax provisions at the estimated effective federal and state income tax rates applicable to the operations of the CCC Group (see Note 2 to the Company's Consolidated Financial Statements) which were taxed as S Corporations for income tax purposes prior to their acquisition by the Company in August 1995. Operations for the 12 week period ended March 19, 1996 are not necessarily indicative of the results that may be expected for the remainder of fiscal 1996.

   The following table should be read in conjunction with the Consolidated Financial Statements including the notes thereto appearing elsewhere in this Prospectus.


                                                                                                              Twelve Weeks Ended(1)
                                                          Year Ended December 31,(1)                       ------------------------
                                   ----------------------------------------------------------------------     March 21,   March 19,
                                       1991       1992(2)         1993           1994           1995(3)         1995        1996
                                   ---------   ------------    ------------   ------------   ------------   ------------  ---------
Income Statement Data:
Net sales  .....................   $  9,231    $    40,602    $   112,263    $   215,800   $   340,857    $    69,393     $ 106,375
Costs and expenses:
   Costs of sales ..............      3,512         14,941         40,981         76,888       120,871         24,845        37,584
   Restaurant operating expenses      5,125         15,726         36,979         71,996       116,703         23,212        37,719
   General and administrative
     expenses  .................        216          1,359          3,916          8,117        12,693          2,978         4,665
   Depreciation and amortization        169          1,658          6,744         12,989        19,817          3,965         6,313
                                   --------    -----------    -----------    -----------   -----------    -----------     ---------
Total costs and expenses  ......      9,022         33,684         88,620        169,990       270,084         55,000        86,281
                                   --------    -----------    -----------    -----------   -----------    -----------     ---------
Income from operations  ........        209          6,918         23,643         45,810        70,773         14,393        20,094
Other income (expense), net  ...        (81)           359          1,840          1,263         2,910            159           634
                                   --------    -----------    -----------    -----------   -----------    -----------     ---------
Income before provision for
   income taxes and minority
   interest ....................        128          7,277         25,483         47,073        73,683         14,552        20,728
Provision for income taxes  ....         --          2,765          9,112         16,900        26,820          5,315         8,184
Minority interest  .............         --             --             --             --           705             --           392
                                   --------    -----------    -----------    -----------   -----------    -----------     ---------
Net income  ....................   $    128    $     4,512    $    16,371    $    30,173   $    47,568    $     9,237     $  12,936
                                   ========    ===========    ===========    ===========   ===========    ===========     =========
Primary net income per share  ..   $   0.22    $      0.16    $      0.49    $      0.87   $      1.27    $      0.26     $    0.33
                                   ========    ===========    ===========    ===========   ===========    ===========     =========
Primary weighted average shares
   outstanding .................    580,433     28,872,151     33,339,007     34,608,610    37,537,891     34,931,291    38,797,073
Pro Forma Income Statement
  Data(4):
Income before income taxes, net
   of minority interest ........   $    128    $     7,277    $    25,483    $    47,073   $    74,388    $    14,552
Pro forma provision for
   income taxes ................         50          2,813          9,696         17,884        27,653          5,682
                                   ---------   -----------    -----------    -----------   -----------    -----------
Pro forma net income  ..........   $     78    $     4,464    $    15,787    $    29,189   $    46,735    $     8,870
                                   ========    ===========    ===========    ===========   ===========    ===========
Pro forma primary net income per
   share .......................   $   0.14    $      0.15    $      0.47    $      0.84   $      1.25    $      0.25
                                   ========    ===========    ===========    ===========   ===========    ===========


                                                                December 31,(1)
                                        --------------------------------------------------------------    March 19,
                                           1991         1992         1993         1994          1995        1996
                                        ----------   ---------    ----------   ----------   ----------   -----------
Balance Sheet Data:
Working capital (deficit)  ..........    $(2,066)     $39,131     $ 83,606     $ 37,618      $ 59,880     $ 54,972
Total assets  .......................      3,062       71,029      164,763      204,028       358,218      370,530
Long-term debt, including current
  portion ...........................      2,412        3,350        2,953        4,318           387          372
Stockholders' equity (deficit)  .....       (442)      61,891      151,768      180,072       322,811      336,238


- ------
(1) The Company operates on a 52 or 53 week fiscal year ending the last Tuesday in December. The fiscal quarters for the Company consist of accounting periods of 12, 12, 12, and 16 or 17 weeks, respectively. The Company's 1991 fiscal year ended on December 31 and its 1992, 1993, 1994 and 1995 fiscal years ended on December 29, 28, 27 and 26, respectively.
(2) Reflects the operations of eight restaurants acquired on March 19, 1992, from Lone Star Steakhouse & Saloon Group concurrently with the Company's initial public offering in an exchange transaction whereby the Company issued 5,308,432 shares of its Common Stock. The acquisition was accounted for using the purchase method of accounting.
(3) In June 1995, the Company increased its ownership interest in the Australian joint venture from 50% to 65%. The operations of the joint venture are included in the Company's consolidated operating results since the date of the change of control.
(4) Pro Forma Income Statement Data is based upon unaudited information based upon providing for income taxes on pooled S Corporations of the CCC Group prior to acquisition at the estimated effective tax rate.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

   The following discussion and analysis should be read in conjunction with the information set forth under "Selected Historical and Pro Forma Financial Data" and the Consolidated Financial Statements and notes thereto included elsewhere herein.

   The Company began 1993 with 32 domestic restaurants, opened 36 restaurants during 1993, 48 restaurants during 1994 and 45 restaurants during the year ended December 26, 1995 and five restaurants during the 12 week period ended March 19, 1996. In August 1995, the Company completed the 1995 Lone Star Acquisition, pursuant to which it acquired 11 licensed Lone Star Restaurants as well as three additional restaurants, from a group of related entities which were operated under common control (collectively, the "CCC Group"). The transaction was accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations have been restated to include the accounts and operations of the CCC Group for all periods prior to the acquisition.

   In September 1995, the Company acquired the rights to operate the Del Frisco's located in Dallas, Texas, a Del Frisco's under construction in Fort Worth, Texas (which opened in April 1996), and the right to further develop Del Frisco's. The Company also became the licensor of two Del Frisco's in Houston, Texas and Orlando, Florida. In consideration for these transactions, the Company paid $14.6 million in cash and issued an aggregate of 206,250 shares of Common Stock. The Company expects to open one or two additional Del Frisco's in 1996. The average check per customer at Del Frisco's is approximately $60.

   The Company is developing another upscale steak restaurant concept under the tradename Sullivan's Steakhouse. The average check per customer at a Sullivan's is anticipated to be $35 to $40. The Company opened its first Sullivan's in May 1996 and expects to develop one to three additional Sullivan's in 1996.

   Pre-opening costs include labor costs, costs of hiring and training personnel and certain other costs relating to opening new restaurants, and are capitalized and amortized over a 12 month period, beginning in the period that the restaurants opens.

RESULTS OF OPERATIONS

   The following table sets forth for the periods indicated (i) the percentages which certain items included in the Consolidated Statements of Income bear to net sales, and (ii) other selected operating data:

                                                                  Years Ended(1)                      Twelve Weeks Ended(1)
                                                ------------------------------------------------     ------------------------
                                                 December 28,      December 27,     December 26,     March 21,     March 19,
                                                     1993             1994             1995            1995          1996
                                                --------------   --------------    --------------   -----------   -----------
Income Statement Data:
Net sales  ..................................         100.0%           100.0%           100.0%          100.0%        100.0%
Costs and expenses:
   Costs of sales ...........................          36.5             35.6             35.5            35.8          35.3
   Restaurant operating expense .............          32.9             33.4             34.2            33.5          35.5
   Depreciation and amortization ............           6.0              6.0              5.8             5.7           5.9
                                                --------------   --------------    --------------   -----------   -----------
   Restaurant costs and expenses ............          75.4             75.0             75.5            75.0          76.7
                                                --------------   --------------    --------------   -----------   -----------
Restaurant operating income  ................          24.6             25.0             24.5            25.0          23.3
General and administrative expenses  ........           3.5              3.8              3.7             4.2           4.4
                                                --------------   --------------    --------------   -----------   -----------
Income from operations  .....................          21.1             21.2             20.8            20.8          18.9
Other income, and minority interest  ........           1.6              0.6              1.0             0.2           1.0
                                                --------------   --------------    --------------   -----------   -----------
Income before provision for income taxes  ...          22.7             21.8             21.8            21.0          19.9
Pro forma and historical provision for income
   taxes(2) .................................           8.6              8.3              8.1             8.2           7.7
                                                --------------   --------------    --------------   -----------   -----------
Pro forma and historical net income(2)  .....          14.1%            13.5%            13.7%           12.8%         12.2%
                                                ==============   ==============    ==============   ===========   ===========

Restaurant Operating Data:
Average sales per restaurant on an annualized
   basis($000s)(3) ..........................        $2,502           $2,481           $2,536          $2,587        $2,664
Number of restaurants at end of period(4)  ..            68              116              175             121           180
Number of full restaurant periods open(5)  ..           569            1,114            1,521             351           529


- ------
(1) The Company operates on a 52 or 53 week fiscal year ending the last Tuesday in December. The fiscal quarters for the Company consist of accounting periods of 12, 12, 12 and 16 or 17 weeks, respectively.

(2) Gives pro forma effect to providing for income taxes on pooled S Corporations of the CCC Group prior to the August 1995 Lone Star Acquisition at the estimated effective tax rate; thus the provision for income taxes and net income amounts are pro forma for all periods presented except for the 12 weeks ended March 19, 1996, which is historical.

(3) Average sales per restaurant on an annualized basis are computed by dividing a restaurant's total sales for full accounting periods by the number of full accounting periods open in the reporting period, and annualizing the result.

(4) Includes all restaurants for which restaurant sales are included in the Company's net sales amounts for the period.

(5) Full restaurant periods are four-week accounting periods within the fiscal year (excluding the first partial accounting period of operations) that a restaurant was open.

TWELVE WEEKS ENDED MARCH 19, 1996 COMPARED TO TWELVE WEEKS ENDED MARCH 21,
1995

   Net sales increased $36,982,000 (53%) for the 12 weeks ended March 19, 1996 compared to the comparable period in 1995 principally attributable to $28,897,000 in sales from the 45 new domestic restaurants opened since March 1995, in addition to sales from the Australian Joint Venture and the European Joint Venture. Same store sales increased 0.9% primarily due to growth in customer counts.

   Costs of sales, primarily food and beverages, decreased as a percentage of net sales to 35.3% for the 12 weeks ended March 19, 1996, from 35.8% for the comparable period in 1995 due to slightly lower beef prices.

   Restaurant operating expenses for the 12 weeks ended March 19, 1996 increased $14,507,000 (63%) to $37,719,000, and such expenses increased as a percentage of net sales from 33.5% to 35.5%. Labor costs increased as a percentage of net sales due to staffing requirements for the opening of new restaurants.

   Depreciation and amortization increased $2,349,000 (59%) in the 12 weeks ended March 19, 1996 from the comparable period in 1995, principally reflecting the amortization of capitalized pre-opening expenses relating to the opening of 45 new restaurants since March 1995 and increases in depreciation related to additional owned properties. General and administrative expenses for the 12 weeks ended March 19, 1996, increased $1,688,000 (57%) from the comparable period in 1995, reflecting costs associated with the additional locations as well as increased legal and third party consulting expenses.

   Certain accounting and administrative services are contracted from Coulter Enterprises, Inc. ("Coulter Enterprises"), a restaurant management services company owned by the Company's Chairman of the Board and Chief Executive Officer. The service agreement provides for specified accounting and administration services to be provided on a cost pass-through basis under which the Company paid a fixed annual charge of $837,000, plus an additional fee of $406 per restaurant per 28-day accounting period and reimbursement of out-of-pocket costs and expenses during the fiscal year ended December 26, 1995. The service agreement was renewed for fiscal 1996 with the fixed annual charge increasing to $1,272,000 and the per restaurant, per accounting period fee increasing to $416. The increase in the fixed charge is due to the increase in the number of restaurants operated by the Company. Should the service agreement not be renewed in the future, the Company would incur direct costs for accounting and administration, personnel, rent and other costs associated with a separate office; however, the Company believes that such direct costs would not be materially different than the costs under the contractual arrangement.

   Other income, principally interest, for the 12 weeks ended March 19, 1996, was $634,000, an increase of $476,000 from the comparable period in 1995, reflecting increased interest income from the investment of the net proceeds of the Company's public offering in April 1995.

   The effective income tax rate for the 12 weeks ended March 19, 1996 and the effective pro forma tax rate for the 12 weeks ended March 21, 1995 was 38.7% and 39.0%, respectively. The decrease in the rate is primarily the result of an increase in tax-exempt interest income.

YEAR ENDED DECEMBER 26, 1995 COMPARED TO YEAR ENDED DECEMBER 27, 1994

   Net sales increased $125,057,000 (58%) for the year ended December 26, 1995 compared to the fiscal year ended December 27, 1994. A 1.6% increase in the comparable sales of restaurants open more than 18 months, plus $71,075,000 in additional sales for the 48 restaurants which were opened in 1994, and $41,324,000 in sales for the 45 new domestic restaurants opened in 1995 accounted for the increase. Price increases were negligible. In addition, since June 1995, the Company included the results of its Australian Joint Venture in its Consolidated Financial Statements.

   Costs of sales, primarily food and beverages, decreased slightly as a percentage of sales to 35.5% for the year ended December 26, 1995, from 35.6% due to slightly lower beef prices.

   Restaurant operating expenses for the year ended December 26, 1995 increased $44,707,000 (62%) to $116,703,000. Such expenses increased as a percentage of net sales to 34.2% from 33.4%. The increase is due in part to slightly higher labor rates, and the consolidation of the Company's international operations which have higher restaurant operating expense rates than domestic units. Prior to the third quarter of 1995, international operations were accounted for using the equity method.

   Depreciation and amortization increased $6,828,000 (53%) in the year ended December 26, 1995, principally reflecting the amortization of capitalized pre-opening expenses relating to the opening of 45 new restaurants in 1995 and increases in depreciation related to additional owned properties. General and administrative expenses for the year ended December 26, 1995 increased $4,576,000 (56%), reflecting the costs associated with new store opening personnel and the district manager positions being in existence for all of 1995 as well as increased legal and third party consulting expenses.

   Pursuant to the Company's service agreement with Coulter Enterprises, the Company paid a fixed annual charge of $837,000, plus an additional fee of $406 per restaurant per 28-day accounting period and reimbursement of out-of-pocket costs and expenses during the fiscal year ended December 26, 1995.

   Other income, principally interest, for the year ended December 26, 1995, increased $1,646,000 to $2,910,000 compared to $1,263,000 in 1994. This increase is attributable to the investment of the net proceeds of the Company's public offering in April 1995.

   The effective pro forma income tax rate for the years ended December 26, 1995 and December 27, 1994 was 37.1% and 38.0%, respectively. The decrease in the rate is primarily the result of a decrease in the effective state income tax rate.

YEAR ENDED DECEMBER 27, 1994 COMPARED TO YEAR ENDED DECEMBER 28, 1993

   Net sales increased $103,537,000 (92%) in the fiscal year ended December 27, 1994 compared to 1993. A 6.6% increase in the comparable sales of restaurants open more than 18 months, plus $54,783,000 in additional sales for the 36 units which were opened in 1993, and $44,684,000 in sales for the 48 new restaurants opened in 1994 accounted for the increase. Price increases were negligible.

   Costs of sales, primarily food and beverages, decreased as a percentage of net sales from 36.5% in the fiscal year ended December 28, 1993 to 35.6% for 1994. This decrease was primarily attributable to lower beef costs.

   Restaurant operating expenses in the fiscal year ended December 27, 1994 increased $35,017,000 (95%) to $71,996,000, and such expenses increased as a percentage of net sales from 32.9% to 33.4%. Labor costs as a percentage of net sales increased primarily due to staffing requirements for the opening of 48 restaurants during the year.

   Depreciation and amortization increased $6,246,000 (93%) in the fiscal year ended December 27, 1994, principally reflecting the amortization of capitalized pre-opening costs relating to the opening of 48 new units since December 28, 1993, and the increase in depreciation related to additional owned properties.

   Pursuant to the Company's service agreement with Coulter Enterprises, Lone Star paid a fixed annual charge of $394,000, plus an additional fee of $396 per restaurant per 28 day accounting period and reimbursement of out-of-pocket costs and expenses.

   Other income, principally interest, for the fiscal year ended December 27, 1994 was $1,263,000, a decrease of $577,000 from 1993, reflecting decreased interest income from the investment of the remaining net proceeds of the Company's public offering in May 1993.

   The effective pro forma income tax rate for the years ended December 27, 1994 and December 28, 1993 was 38.0% in each year.

IMPACT OF INFLATION

   The primary inflationary factors affecting the Company's operations include food and labor costs. A significant number of the Company's restaurant personnel are paid at federal and state established minimum wage levels and, accordingly, changes in such wage levels affect the Company's labor costs. In this regard, there are proposals under consideration in the United States Congress to increase the minimum wage hourly requirements from $4.25 to $5.15. As costs of food and labor have increased, the Company has historically been able to offset these increases through economies of scale and improved operating procedures, although there is no assurance that such offsets will continue. To date, inflation has not had a material impact on operating margins.

LIQUIDITY AND CAPITAL RESOURCES

   The following table presents a summary of the Company's cash flows for the fiscal years 1993, 1994 and 1995 and for the 12 weeks ended March 19, 1996:

                                                                                                              Twelve Weeks
                                                          Year Ended        Year Ended       Year Ended          Ended
                                                         December 28,      December 27,     December 26,       March 19,
                                                             1993             1994              1995              1996
                                                        --------------   --------------    ---------------   --------------
Net cash provided by operating activities  ..........    $ 18,487,864     $ 41,571,882     $  63,824,777     $ 20,469,304
Net cash used in investment activities  .............     (48,413,943)     (78,839,427)     (124,028,705)     (22,282,983)
Net cash provided by (used in) financing activities .      72,321,775         (504,561)       82,052,141          628,411
Net increase (decrease) in cash  ....................      42,395,696      (37,772,106)       21,563,850       (1,469,631)


   During the year ended December 26, 1995, the Company's investment in property and equipment was $104,787,000 and during the 12-week period ended March 19, 1996, such investment was $23,891,000.

   The Company has opened 129 domestic Lone Star Restaurants in the past three fiscal years, of which 48 opened in 1994 and an additional 45 opened during the year ended December 26, 1995. The Company opened an additional five restaurants during the 12 weeks ended March 19, 1996. The Company does not have significant receivables or inventory and receives trade credit based upon negotiated terms in purchasing food and supplies. Because funds available from cash sales are not needed immediately to pay for food and supplies, or to finance inventory, they may be considered as a source of financing for noncurrent capital expenditures.

   Through March 19, 1996, the Company had entered into four leases for new locations. In addition, at such date the Company had acquired 17 sites and signed contracts or options to purchase 13 sites. The Company was also actively negotiating the purchase or lease of approximately 16 additional sites. In the future, the Company anticipates that the vast majority of its new Lone Star Restaurant locations will be purchased rather than leased. The Company expects to expend approximately $100,000,000 in development costs to open new restaurants through the remainder of fiscal 1996.

   At March 19, 1996, the Company had $65,955,000 in cash and cash equivalents. The Company believes that the net proceeds of this offering, together with its existing cash resources and its cash flow generated from operations will be sufficient to satisfy its cash needs for at least the next 12 months. While the Company has not established a credit facility, the Company believes it could establish a facility on suitable terms.

DISCONTINUANCE OF EUROPEAN JOINT VENTURE

   The Company currently operates three Lone Star Restaurants in Europe pursuant to the European Joint Venture. The first two restaurants were opened by the European Joint Venture in Amsterdam in 1995 have operated substantially below the Company's expectations, and are currently incurring losses at the restaurant level. The European Joint Venture opened a third restaurant in Rotterdam in May 1996. In addition, the European Joint Venture is scheduled to open a fourth restaurant in Cologne, Germany in June 1996. On May 20, 1996 the Board of Directors of the Company approved a plan to discontinue the European Joint Venture. The Company anticipates closing its European restaurants as early as the second quarter of fiscal 1996; however, the Company may seek to sell or license such restaurants. The Company expects to incur a non-recurring pre-tax charge in the second quarter of fiscal 1996 in the range of $9,000,000 to $11,000,000. The actual amount and the timing of such charge may vary depending upon the timing and methods the Company utilizes in exiting its current European operations. In addition, at the current time the Company is unable to determine what contingent liabilities, if any, may be associated with the discontinuance of such operations, including resolution of any disputes with its European Joint Venture partner. The proposed closing of the Company's European restaurants reflects the risks associated with international operations. See "Risk Factors
- -- Discontinuance of European Joint Venture."

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

   In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in the first quarter of 1996 and such adoption had no material effect to its financial position or results of operations.

FORWARD LOOKING STATEMENTS


   This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act which are intended to be covered by the safe harbors created thereby. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors." In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                   BUSINESS

BACKGROUND

   The Company currently owns and operates 168 mid-priced, full service, casual dining restaurants located in the United States. Internationally, the Australian Joint Venture operates 11 restaurants in Australia and the European Joint Venture owns and operates three restaurants in Holland. The
Lone Star Restaurants embrace a Texas-style concept featuring Texas artifacts and country and western music. The Lone Star Restaurants serve mesquite grilled steaks, ribs, chicken and fish. Company management believes that this niche is a dynamic growth area within the restaurant industry that offers significant growth opportunity for the Company. To attract and retain experienced restaurant managers, the Company grants an incentive stock option with an aggregate exercise price of $50,000 with a five year vesting period to each general manager of its restaurants. The Company also grants selected general managers additional options based on their performance.

   In connection with the Company's strategy to become "The Steak Company," the Company recently decided to develop additional steak restaurant concepts in the upscale segment. The Company entered the upscale steakhouse market in September 1995 through the Del Frisco's Acquisition. The Company is developing another upscale steakhouse concept under the tradename of Sullivan's Steakhouse. The Company opened its first Sullivan's in May 1996.

   Americans consumed an estimated 68 pounds of beef on a per capita basis in 1995 (Source: Agricultural Department), up from an estimated 63 pounds of beef in 1993 and steak continues to be one of the most frequently ordered dinner entrees at restaurants. Company management believes the limited menu of its Lone Star Restaurants, which concentrates primarily on high quality, USDA choice-graded steaks, and the appeal of its "Texas Roadhouse" ambiance, distinguishes the Lone Star Restaurants and provides the Company with a competitive advantage.

CORPORATE STRATEGY

   The Company has positioned itself as "The Steak Company," which will operate three distinct steakhouse restaurant concepts. The primary growth vehicle will be the Lone Star Restaurant concept which operates in the mid-scale steak segment. Lone Star Restaurants emphasize the following strategic elements:

   o Positioning in the mid-priced, full-service casual dining segment of the restaurant industry.

   o The popular brand of Texas provides a unique and enduring attraction to a broad and diverse demographic and socio-economic mix of customers in the 25 to 54 age group.

   o  Generous "Texas-sized" portions offered at moderate prices.

   o High quality and attentive service with each waitperson generally being assigned to no more than three tables at dinner to ensure customer satisfaction.

   o Consistent high quality food products through careful ingredient selection, food preparation and aging of steaks.

   The Company believes that it can distinguish itself in the upscale market by employing many of the strategies that have been successful in the mid-priced market. The Company will continue to emphasize attentive service and consistent, high quality food products. The Company expects that it can successfully apply its restaurant operations and management systems to the upscale markets, although there can be no assurance in this regard, nor can there be any assurance that the restaurants it develops in these markets, if they are successful, will be as successful as those it has developed in the mid-priced, casual dining market.

RESTAURANT CONCEPTS

   Lone Star Restaurants are positioned as "destination restaurants" that attract loyal clientele. Lone Star Restaurants embrace a Texas-style concept that features Texas artifacts and country and western music. The authentic "Texas Roadhouse" concept was developed to capitalize on the enduring popularity of Texas related themes. The exciting and vibrant atmosphere created by the restaurants' "Texas Roadhouse" ambiance is enhanced by free buckets of roasted peanuts, specially selected upbeat country western music, neon beer signs and peanut-shell-littered floors. The decor includes planked wooden floors, dim lighting, flags and other Texas memorabilia, all of which enhance the casual dining experience and establish a distinct identity for the Lone Star Restaurant chain. Lone Star Restaurants are further distinguished by their high quality, USDA choice-graded steaks which are hand-cut fresh daily at each restaurant and mesquite grilled to order. A meat counter visible from the dining area enables customers to have the opportunity to view and personally select their own steaks. Meals are served in generous "Texas-sized" portions and full liquor and bar service is available. The Lone Star Restaurants serve both lunch and dinner with an average check per customer for 1995 of approximately $8.50 at lunch and $18.50 at dinner.

   Del Frisco's is designed to serve a sophisticated clientele, including business related dining occasions. The Del Frisco's concept embraces an elegant and timeless early twentieth century motif. The concept features traditional methods of cooking, such as master broiling and roasting. Del Frisco's decor and ambiance include dark woods, fabric walls, fireplaces, and soft background music featuring old favorites. All of these elements enhance the dining experience and establish a distinct identity for Del Frisco's. Del Frisco's is further distinguished by featuring its high quality, USDA prime-graded steaks which are hand-cut fresh daily. Del Frisco's serve dinner only and are open Monday through Saturday with an average guest check of approximately $60.

   Sullivan's embraces a 1940's steakhouse theme with nostalgic art deco influences that feature music from the big band era. The decor includes wood paneling, carpeted floors, warm lighting and white table cloths. Sullivan's is further distinguished by its high quality Certified Angus Beef(TM) steaks, chops and seafood. Sullivan's serve dinner only and are open Monday through Saturday. Sullivan's average guest check is anticipated to be between $35 to $40.

UNIT ECONOMICS

   The Company's management team focuses on selecting locations with the potential of producing significant revenues while controlling capital expenditures and rent as a percentage of net sales. The Company's Lone Star Restaurants have historically generated a sales to investment ratio of 1.6:1, assuming that the average minimum annual rents pursuant to operating leases were capitalized for purposes of determining the investment. The Company's restaurants averaged approximately $2.5 million in net sales on an annualized basis during 1995. Of the 165 domestic Lone Star Restaurants open at March 19, 1996, 85 were leased facilities and had an average cash investment of $943,000 and 80 were owned and had an average cost for land acquisition, construction, equipment and pre-opening expenses of $2,018,000. Assuming average minimum annual rents pursuant to operating leases were capitalized for 15 years at a rate of 10.5% per annum, total implied capital cost for the leased units averaged $1,410,000. In the future, the Company anticipates that a greater proportion of its new Lone Star Restaurant locations will be purchased rather than leased, and anticipates an average total cost per unit of between $1.3 million and $2.2 million.

   The Company cannot at the present time determine with any certainty what the average total investment per restaurant for Del Frisco's and Sullivan's will be, but expects that the sales to investment ratio will be similar to that of Lone Star Restaurants. The Company anticipates that the majority of its Del Frisco's and Sullivan's will be leased.

MENU

   The dinner menu at a Lone Star Restaurant features a limited selection of high quality, specially seasoned and mesquite grilled steaks, ribs, chicken and fish. All dinners offer a complete meal including salad, bread and butter and a choice of baked potato, baked sweet potato, steak fries or Texas rice. The lunch menu offers a selection of hamburgers, chicken sandwiches, luncheon steaks, ribs, soups and salads. Depending on local availability and quality, a fresh fish selection is also offered at lunch and dinner. The lunch and dinner menus also include appetizers and desserts, together with a full bar service. Alcoholic beverage service accounts for approximately 15% of the Company's net sales.

   The menu at Del Frisco's features high quality USDA prime-graded steaks and seafood. The menu at Sullivan's features high quality Certified Black Angus(TM) steaks, chops and seafood.

SITE SELECTION

   The Company believes the site selection process is critical in determining the potential success of a particular restaurant and senior management devotes significant time and resources to analyzing each prospective site. A variety of factors are considered in the site selection process, including local market demographics, site visibility and accessibility and proximity to significant generators of potential customers such as major retailers, retail centers and office complexes, office and hotel concentrations and entertainment centers (stadiums, arenas, theaters, etc.). The Company also reviews potential competition and attempts to analyze the profitability of other national chain restaurants operating in the area.

   Of the 168 existing domestic Lone Star Restaurants at May 20, 1996, 86 were leased and 82 were owned locations. As of May 20, 1996, the Company had 19 restaurants under construction, two of which were leased and 17 owned. As of that date, the Company had entered into agreements for 25 additional locations by either lease or purchase, subject to satisfaction of certain contingencies. Leases are negotiated generally with initial terms of three to five years, with multiple renewal options. The Company has generally required approximately 150 to 280 days after the signing of a lease, or the closing of a purchase to complete construction and open a new restaurant. Additional time is sometimes required to obtain certain government approvals and licenses, such as liquor licenses.

RESTAURANT LAYOUT

   The Company believes that the decor and interior design of its restaurants are significant factors in its success. Lone Star Restaurants' open layout permits dining customers to view the bar and Texas memorabilia and enhance the casual dining atmosphere. The Company also designs its kitchen space for efficiency of work flow, thereby minimizing the amount of space required.

   Lone Star Restaurants currently average approximately 5,700 square feet and include a dining area with seating for approximately 190 customers. In addition, a bar area is located adjacent to the dining room primarily to accommodate customers waiting for dining tables or to accommodate overflow. In some restaurants, an outside patio area can provide additional seating. The Company anticipates that future Lone Star Restaurants will average approximately 5,500 square feet.

   The Del Frisco's located in Dallas, Texas, which was acquired by the Company in the Del Frisco's Acquisition, is approximately 10,000 square feet and seats approximately 350 persons. Future Del Frisco's will be approximately 6,000-7,000 square feet and will include a dining area for approximately 175-200 customers. Sullivan's are expected to average approximately 6,000-7,000 square feet and include a dining area for approximately 180-200 customers. In addition, for both Del Frisco's and Sullivan's, a bar area is located adjacent to the dining room primarily to accommodate customers waiting for dining tables.

RESTAURANT LOCATIONS

   The following table sets forth the locations of the Company's existing 168 domestic Lone Star Restaurants as of May 20, 1996:


ALABAMA              ILLINOIS           MISSOURI          OKLAHOMA
Birmingham           Bloomington        Branson           Oklahoma City
Huntsville           Chicago (8)        Springfield       Tulsa
Mobile               Peoria             St. Louis (4)
Montgomery           Rockford                             PENNSYLVANIA
Tuscaloosa           Springfield        NEBRASKA          Allentown
                                        Lincoln           Harrisburg
ALASKA               INDIANA            Omaha (2)         Lancaster
Anchorage            Evansville                           Pittsburgh (3)
                     Fort Wayne         NEVADA            Pottstown
ARIZONA              Indianapolis (4)   Las Vegas (4)     Wilkes-Barre
Phoenix (2)          Lafayette                            York
                     South Bend         NEW JERSEY
ARKANSAS                                Bridgewater       S. CAROLINA
Ft. Smith            IOWA               Cherry Hill       Greenville
Little Rock (2)      Cedar Rapids       Hazlet            Myrtle Beach (2)
Springdale           Coralville         Marlton
                     Davenport          Turnersville      S. DAKOTA
COLORADO             Des Moines         Wayne             Sioux Falls
Colorado Springs     Waterloo
Denver (3)                              N. CAROLINA       TENNESSEE
Fort Collins         KENTUCKY           Asheville         Johnson City
Loveland             Bowling Green      Charlotte (4)     Memphis (3)
                     Florence           Durham
DELAWARE             Lexington          Fayetteville      UTAH
Dover                Louisville         Greensboro (2)    Layton
Wilmington (2)                          Greenville        Salt Lake City
                     LOUISIANA          Jacksonville
FLORIDA              Baton Rouge        Raleigh (3)       VIRGINIA
Bradenton            New Orleans        Winston-Salem     Alexandria
Clearwater           Shreveport                           Centreville
Coral Springs                           N. DAKOTA         Chesapeake
Fort Lauderdale      MARYLAND           Fargo             Falls Church
Fort Myers           Laurel                               Fredericksburg
Gainesville          Waldorf            OHIO              Herndon
Lakeland                                Akron             Norfolk
Ocala                MICHIGAN           Canton            Potomac Mills
Pensacola            Ann Arbor          Cincinnati (3)    Richmond (2)
Port Richey          Detroit (6)        Cleveland (3)     Virginia Beach
Sarasota             Grand Rapids       Columbus (4)
St. Petersburg                          Dayton (2)        W. VIRGINIA
Tampa                                   Middletown        Charleston
Orlando              MISSISSIPPI        Niles
                     Jackson            Toledo (2)        WISCONSIN
GEORGIA                                 Youngstown        Appleton
Augusta                                                   Racine

EXPANSION STRATEGY

   The Company is continuing its domestic Lone Star Restaurant expansion program pursuant to which it opened 36 restaurants in 1993, 48 restaurants in 1994, 45 restaurants in 1995 and intends to open at least 45 Lone Star Restaurants in 1996, all of which are expected to be Company-owned and operated. The Company plans to develop such new restaurants in its existing markets and expand into new markets that meet the Company's criteria. As of May 20, 1996, the Company had 19 restaurants under construction, two of which were leased and 17 owned. As of that date, the Company had entered into agreements for 25 additional locations by either lease or purchase, subject to satisfaction of certain contingencies. In addition to the Lone Star Restaurants opened by the Company in 1995, the Company in August 1995, acquired 11 Lone Star Restaurants in the 1995 Lone Star Acquisition. These restaurants had been operated by a group of corporations which had been granted, pursuant to a trademark license agreement, the exclusive right by the Company to operate restaurants under the "Lone Star Steakhouse & Saloon" name in the designated marketing areas of Wilmington, Greenville, New Bern, Washington, Raleigh/Durham and Charlotte, North Carolina.

   The Company intends to selectively evaluate international expansion opportunities. The Australian Joint Venture owns and operates 11 restaurants and expects to open an additional seven to nine restaurants in 1996. A licensed Lone Star Restaurant opened in Guam in mid-1995. It is unlikely that international profit margins or return on investment on the Company's international operations will be at the levels of the Company's domestic operations. The Company is also contemplating entering into restaurant development joint venture, licensing or other corporate partnership arrangements in other foreign countries. The European Joint Venture owns and operates three Lone Star Restaurants in Holland and is scheduled to open a fourth restaurant in Cologne, Germany in June 1996. On May 20, 1996, the Board of Directors of the Company approved a plan to discountinue the European Joint Venture. See "Risk Factors-Discountinuance of European Joint Venture."

EXPANSION INTO UPSCALE MARKETS

   While the Company intends to continue to have a substantial and increasing presence in the mid-priced, full service, casual dining steakhouse restaurant market, the Company believes that expansion opportunities exist in the upscale steakhouse markets.

   To enter the upscale market, in September 1995, the Company acquired the intellectual property rights, marks and tradename of Del Frisco's Steak House, the existing Del Frisco's located in Dallas, Texas, and a Del Frisco's under construction in Fort Worth, Texas (which opened in April 1996). The Company also became the licensor of two Del Frisco's in Houston, Texas and Orlando, Florida. The Company plans to develop the Del Frisco's concept, where the average check is approximately $60. The Company expects to open either one or two additional Del Frisco's in the United States in 1996.

   The Company is also developing a second upscale steak restaurant concept under the tradename Sullivan's Steakhouse, where the average check per customer is anticipated to be $35 to $40 and its first
Sullivan's in May 1996. The Company expects to develop one to three additional Sullivan's in the United States in 1996.

MARKETING

   Lone Star Restaurants are "destination location restaurants." The Company has relied principally on its commitment to customer service, an excellent price-value relationship and the unique "Texas Roadhouse" ambiance of its Lone Star Restaurants to attract and retain customers. Accordingly, the Company has focused its resources on providing its customers with superior service, value and an exciting and vibrant atmosphere, and has relied primarily on word of mouth to attract new customers. The Company also utilizes radio and billboard advertising to promote its restaurants and build customer awareness. The Company intends to utilize a similar strategy for Del Frisco's and Sullivan's. The Company also employs some print and direct mail advertising, and conducts some local restaurant promotions. To create additional Lone Star name recognition and customer identification, the Company sells T-shirts and other items bearing the Lone Star name and logo. In 1995, the Company's marketing expenses were less than 1% of net sales.

RESTAURANT OPERATIONS AND MANAGEMENT

   The Lone Star Restaurant concept has evolved from various steakhouse restaurants that certain of the Company's principal stockholders have operated since 1985. In addition, the restaurant operations and management systems are an outgrowth of systems and controls that were developed by the Company's senior management and have been successfully used to manage a large number of affiliated restaurants located in numerous states. Management intends to apply the restaurant operations and management systems, as appropriate, to its new Del Frisco's and Sullivan's upscale concepts.

   The Company strives to maintain quality and consistency in its restaurants through careful hiring, training and supervision of personnel and the establishment of standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel.

   The Company maintains financial and accounting controls for each of its restaurants through the use of centralized accounting and management information systems. Sales information is collected daily from each restaurant, and restaurant managers are provided with daily, weekly and 28-day period operating statements for their locations. Cash is controlled through daily deposits of sales proceeds in local operating accounts, the balances of which are wire transferred weekly to the Company's principal operating account. Most of the Company's Lone Star Restaurants are open daily from 11:00 A.M. to 10:00 P.M. weekdays and until 11:00 P.M. on weekends. The bar customarily remains open for an additional hour.

   The management team for a typical Lone Star Restaurant consists of one general manager and four managers. Newly-developed Lone Star Restaurants will have one general manager and three managers. Each restaurant also employs a staff consisting of approximately 50 to 90 hourly employees, many of whom work part-time. Typically, each general manager reports directly to a district manager who, in turn, reports to the Company's senior vice president of operations. Restaurant managers complete an eight week training program during which they are instructed in areas including food quality and preparation, customer satisfaction, alcoholic beverage service, governmental regulations compliance, liquor liability avoidance and employee relations. Restaurant management is also provided with a proprietary operations manual relating to food and beverage preparation, all areas of restaurant management and compliance with governmental regulations. Working in concert with restaurant managers, the Company's senior management defines operations and performance objectives for each restaurant and monitors implementation. An incentive cash bonus program has been established in which each restaurant's management team participates. Awards under the incentive plan are tied to achievement of specified operating targets. Senior management regularly visits the Company's restaurants and meets with the respective management teams to ensure that the Company's strategies and standards of quality are being met in all respects of restaurant operations and personnel development.

   The Company utilizes a comprehensive peer review reporting system for its general managers and district managers. Within seven days after the close of each 28-day accounting period, profit and loss statements are produced and, subsequently, the district managers and the Company's senior management meet in person to review operating results for each district. The next week a meeting is arranged during which the general manager of each restaurant reviews the profit and loss statement of the restaurant with a district manager and other general managers who report to the district manager. The participants offer each other feedback on their respective performances and suggest ways of improving profitability. The Company believes that the peer review system enables each general manager to benefit from the collective experience of all of the Company's management.

   The Company believes that customer service and satisfaction are keys to the success of restaurant operations. The Company's commitment to customer service and satisfaction is evidenced by several Company practices and policies, including periodic visits by restaurant management to customers' tables, active involvement of restaurant management in responding to customer comments and assigning waitpersons to a limited number of tables, generally three for dinner and four for lunch. Teamwork is emphasized through a runner system for delivering food to the tables that is designed to serve customers in an efficient and timely manner.

   Each new restaurant employee of the Company participates in a training program during which the employee works under the close supervision of a restaurant manager, or experienced key employee. Management strives to instill enthusiasm and dedication in its employees and to create a stimulating and rewarding working environment where employees know what is expected of them in measurable terms. Management continuously solicits employee feedback concerning restaurant operations and strives to be responsive to the employees' concerns.

PURCHASING

   The Company negotiates directly with suppliers for food and beverage products to ensure consistent quality and freshness of products and to obtain competitive prices. The Company purchases substantially all food and beverage products from local or national suppliers. Food and supplies are shipped directly to the restaurants, although invoices for purchases are sent to the Company for payment. The Company does not maintain a central product warehouse or commissary. The Company has not experienced any significant delays in receiving restaurant supplies and equipment.

   From time to time, the Company engages in forward pricing and may consider other hedging strategies with regard to its meat and other food costs in order to minimize the impact of potential fluctuations in prices. This practice could help stabilize the Company's food costs during times of fluctuating prices.

MANAGEMENT INFORMATION SYSTEMS

   The Company utilizes an in-store computer-based management support system which is designed to improve labor scheduling and food cost management, provide corporate management quicker access to financial data and reduce the restaurant manager's administrative time. Each general manager uses the system for production planning, labor scheduling and food cost variance analysis. The system generates reports on sales, bank deposit data and variance data to the Company's management on a daily basis.

   The Company generates weekly consolidated sales reports and food and labor cost variance reports at its corporate headquarters, as well as detailed profit and loss statements for each restaurant every four weeks.
Additionally, the Company monitors the average check, customer count, product mix and other sales trends on a daily basis.

ACCOUNTING AND ADMINISTRATIVE SERVICES

   The Company utilizes certain accounting and administrative services provided by Coulter Enterprises pursuant to the terms of a services agreement. These services were provided to the Company during 1995 at an annual fee of $837,000, plus an additional fee of $406 per restaurant per 28-day period, and reimbursement of all out-of-pocket costs and expenses. For 1996, the fixed annual charge is $1,272,000 and the per restaurant per 28-day period fee is $416. The increase in the fixed charge is due to an increase in the number of restaurants operated by the Company. In the future, the Company may satisfy its accounting and administrative needs by hiring employees directly; however, the Company believes that such direct costs would not be materially different than the costs under the contractual arrangement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

   Competition in the restaurant industry is increasingly intense. The Company competes primarily on the basis of quality of food and service, ambiance, location and price-value relationship. The Company also competes with a number of restaurants within its markets, including both locally owned restaurants and regional or national chains. The Company believes that its "Texas Roadhouse" concept, attractive price-value relationship and quality of food and service enable it to differentiate itself from its competitors. The Company has limited operating experience in the upscale steakhouse markets. While the Company believes that its restaurants are distinctive in design and operating concept, it is aware of restaurants that operate with similar concepts. The Company also competes with other restaurants and retail establishments for sites. Many of the Company's competitors are well-established in the mid-priced and upscale dining segments and certain competitors have substantially greater financial, marketing and other resources than the Company. The Company believes that its ability to compete effectively will continue to depend upon its ability to offer high quality, competitively priced food in a full service, distinctive dining environment.

GOVERNMENT REGULATION

   The Company's restaurants are subject to numerous federal, state and local laws affecting health, sanitation, safety and ADA accessibility standards, as well as to state and local licensing regulation of the sale of alcoholic beverages. Each restaurant has appropriate licenses from regulatory authorities allowing it to sell liquor, beer and wine, and each restaurant has food service licenses from local health authorities. The Company's licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause, including violation by the Company or its employees of any law or regulation pertaining to alcoholic beverage control, such as those regulating the minimum age of patrons or employees, advertising, wholesale purchasing, and inventory control. The failure of a restaurant to obtain or retain liquor or food service licenses could have a material adverse effect on its operations. In order to reduce this risk, each restaurant is operated in accordance with standardized procedures designed to assure compliance with all applicable codes and regulations.

   The Company may be subject in certain states to "dram-shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. The Company carries liquor liability coverage as part of its existing comprehensive general liability insurance and has never been named as a defendant in a lawsuit involving "dram-shop" statutes.

   A stockholder of the Company is also the owner of a wholesale liquor distributorship in the State of Kansas. Because of this relationship, "tied-house" laws may prohibit the Company from obtaining liquor licenses in certain states. However, the Company has not experienced difficulties in obtaining licenses except in the State of Kansas, where it has not been able to obtain a license. The Company does not believe that its relationship with such stockholder will have a material adverse effect on the Company's future operations.

   The development and construction of additional restaurants will be subject to compliance with applicable zoning, land use and environmental regulations. The Company's restaurant operations are also subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits and other employee matters. Significant numbers of the Company's food service and preparation personnel are paid at rates related to the federal minimum wage which is currently $4.25 per hour and, accordingly, further increases in the minimum wage, such as the proposed increase in the minimum wage to $5.15 per hour, could increase the Company's labor costs.

TRADEMARKS

   The Company regards its marks, Lone Star Steakhouse & Saloon(R), Lone Star Cafe(R), Del Frisco's(R) and Double Eagle Steak House(R), as having significant value and as being important factors in the marketing of its restaurants. The

Company also has an application pending for its Sullivan's service mark. The Company is aware of names and marks similar to the service marks of the Company used by other persons in certain geographic areas. However, the Company believes such uses will not have a material adverse effect on the Company. The Company's policy is to pursue registration of its marks whenever possible and to oppose vigorously any infringement of its marks.

   In April 1996, the Company settled a declaratory judgment action brought by the Company against Max Shayne, Inc., a licensee of the Company, who had certain rights to operate up to two nightclub restaurants in the New York City metropolitan area utilizing the mark Lone Star Cafe. The settlement terminates the Trademark License Agreement dated January 22, 1992 entered into between the Company and Max Shayne, Inc. and provides that Max Shayne, Inc. assign all of its rights, title and interest in the Lone Star Cafe mark to the Company.

   In December 1993, the Company filed a trademark infringement suit against a restaurant operator who operated two steakhouse restaurants in metropolitan Atlanta utilizing the mark and tradename Lone Star Steaks. By Order dated April 24, 1995, the United States District Court for the Northern District of Georgia, entered a permanent injunction barring the Company from using or displaying the "Lone Star Steakhouse & Saloon name, trademark or service mark" or any similar imitation of that mark or the "Lone Star Steaks" mark in connection with the operation of any restaurant in Georgia. The permanent injunction also encompasses any other acts within that state that unfairly compete with Lone Star Steaks, Inc., trade off that company's reputation or goodwill, or unlawfully injure its business reputation in any manner. The permanent injunction also encompasses the Company's use of its mark in connection with clothing within the state of Georgia. The Court further awarded $60,000 in compensatory and liquidated damages and approximately $113,000 in attorney's fees and costs. The Company is permitted to continue to operate its restaurant in Augusta, Georgia, under the name Lone Star Cafe. The Company has filed an appeal with the United States Court of Appeals for the Eleventh Circuit, and briefing has been completed.

LEGAL MATTERS

   Other than litigation in the ordinary course of business, the Company is not a party to any material litigation.

EMPLOYEES

   As of May 20, 1996, the Company employed approximately 14,000 persons, eight of whom are executive officers, 15 of whom are district managers, approximately 940 of whom are restaurant management personnel and the remainder of whom are hourly restaurant personnel. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its employee relations to be good.

PROPERTIES

   As of May 20, 1996, the Company leased 86 and owned 82 of its domestic Lone Star Restaurant locations. All of the Company's leases provide for a minimum annual rent, and some leases provide for additional rent based on sales volume at the particular location over specified minimum levels. Generally, the leases are net leases which require the Company to pay the costs of insurance, taxes and a pro rata portion of lessors' common area costs. The Company anticipates that the majority of its Del Frisco's and Sullivan's will be leased.

   The Company's executive offices are located at 224 East Douglas, Suite 700, Wichita, Kansas, which space is provided pursuant to the terms of the existing management agreement with Coulter Enterprises. The Company believes that there is sufficient office space available at favorable leasing terms in the Wichita, Kansas area to satisfy the additional needs of the Company that may result from future expansion.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

   The following table sets forth certain information concerning the executive officers and Directors of the Company:



                                                                                  Term of Office
          Name               Age                        Position                 as Director Expires
          ----               ---                        --------                 -------------------
Jamie B. Coulter  .......    55       Chairman of the Board and Chief Executive       1998
                                        Officer
John D. White  ..........    48       Chief Financial Officer, Executive Vice         1997
                                        President, Treasurer and Director
Scott M. Somes (1)  .....    38       Chief Operating Officer                          --
Michael J. Archer  ......    35       Senior Vice President of Operations              --
Dennis L. Thompson  .....    52       Senior Vice President of Real Estate and        1998
                                        Director
Gerald T. Aaron  ........    55       Senior Vice President, Counsel and               --
                                        Secretary
Robert M. Kendall  ......    35       Senior Vice President of Operations              --
Frank E. Furstenberg, Jr .   49       Vice President of New Store Development          --
Clark R. Mandigo (2)  ...    52       Director                                        1996
C. Robert Buford (2)  ...    62       Director                                        1997
Fred B. Chaney (2)  .....    59       Director                                        1996


- ------
(1) Mr. Somes is the son-in-law of Jamie B. Coulter.
(2) Member of Audit Committee and Compensation Committee.

   Jamie B. Coulter has served as Chairman and Chief Executive Officer of the Company since January 1992 (and has been a director and executive officer of various subsidiaries of the Company since 1991) and President of the Company from January 1992 to June 1995. Between 1965 and 1980, Mr. Coulter and his partners developed and operated Pizza Hut and Kentucky Fried Chicken restaurants as one of the largest franchisees of both systems. From 1980 to the present, Mr. Coulter has been and continues to be the sole stockholder, Chairman, Chief Executive Officer and President of various Pizza Hut entities operating more than 100 Pizza Hut restaurants in 11 states. Since 1980, Mr. Coulter has been the sole stockholder and President of Coulter Enterprises (and its predecessor company), a management company that provides management, accounting and administrative services for Mr. Coulter's Pizza Hut franchises, other affiliated and non-affiliated businesses and the Company.

   John D. White has been an Executive Vice President since June 1995, the Chief Financial Officer and a Director of the Company since January 1992 and a director and executive officer of various subsidiaries of the Company since 1991. Prior to joining the Company, Mr. White was employed for 11 years as Senior Vice President of Finance for Coulter Enterprises. From 1970 to 1980, Mr. White was a certified public accountant with Arthur Young & Company.

   Scott M. Somes, has been Chief Operating Officer since June 1995 and served as Senior Vice President of Operations of the Company from January 1992 until June 1995. Prior to joining the Company, Mr. Somes was employed in various capacities, including President, of several Pizza Hut operating entities owned by Mr. Coulter, and as an officer in various subsidiaries of the Company.

   Michael J. Archer, has been Senior Vice President of Operations of the Company since April 1995. Prior to joining the Company, Mr. Archer was employed in various capacities, including President, of Morton's of Chicago, Inc., a subsidiary of Morton's Restaurant Group, Inc. for 13 years.

   Dennis L. Thompson has been Senior Vice President of Real Estate and a Director of the Company since January 1992 and has been an executive officer and a director of various subsidiaries of the Company since 1989. From 1985 to August 1995, he had been an executive officer, director and stockholder of Creative Culinary Concepts, Inc. ("CCC"), a company which along with other corporate entities owned and operated 11 Lone Star Restaurants. In August 1995, the Company acquired the restaurants owned by CCC and other affiliated entities. See "Certain Relationships and Related Transactions."

   Gerald T. Aaron, has been Senior Vice President, Counsel and Secretary of the Company since January 1994. From November 1991 to January 1994, Mr. Aaron was employed as General Counsel for Coulter Enterprises. From March 1989 to November 1991, Mr. Aaron operated a franchise consultant practice. From 1969 to 1984, Mr. Aaron was Vice President--Counsel for Pizza Hut, Inc. and from 1984 to 1989, Mr. Aaron was President of International Pizza Hut Franchise Holders Association.

   Robert M. Kendall, has been Senior Vice President of Operations since June 1995 and was Vice President of Operations of the Company from September 1993 until June 1995. From March 1992 to September 1993, he assisted in new store development for the Company. Prior thereto, he was a General Manager of various restaurants owned or operated by CCC for more than two years.

   Frank E. Furstenberg, Jr. has been Vice President of New Store Development since January 1994. From March 1992 to January 1994, he was involved in various aspects of new store development for the Company. Mr. Furstenberg has been a Pizza Hut franchisee since 1979, although his restaurants are operated under a management contract with Coulter Enterprises.

   Clark R. Mandigo has been a Director of the Company since March 1992. Mr. Mandigo is currently self-employed as a business consultant and has an interest in a Papa John's Pizza Franchise. From 1986 to 1991, he was President, Chief Executive Officer and director of Intelogic Trace, Inc., a corporation engaged in the sale, lease and support of computer and communications systems and equipment. Mr. Mandigo currently serves on the board of directors of Physician Corporation of America, a managed healthcare company, and Palmer Wireless, Inc., a cellular telephone system operator, and as a Trustee of Accolade Funds.

   C. Robert Buford has been a Director of the Company since March 1992. Mr. Buford has served as Managing Partner of Grand Bluffs Development Company, a real estate development company, since December 1985. Mr. Buford has served as Chairman of the Board and President of Zenith Drilling Corporation of Wichita, Kansas since February 1966 and is its principal stockholder. Mr. Buford is a director of Intrust Bank, N.A. of Wichita, Kansas and a director of Barrett Resources Corporation of Denver, Colorado.

   Fred B. Chaney, Ph.D has been a Director of the Company since May 1995. Dr. Chaney is President and Chief Executive Officer of TEC's Parent Company, Vedax Sciences Corporation. Dr. Chaney through the TEC organization has formed a network of various management organizations in several countries including the United States where approximately 4,000 presidents of companies meet on a quarterly basis. Dr. Chaney's early business career was with the Boeing Company and Rockwell International, where he implemented management systems and quality motivational programs. In 1968 he co-authored the book Human Factors in Quality Assurance with Dr. D. H. Harris. Dr. Chaney has authored numerous publications and professional papers and has taught management classes for the University of Southern California. Dr. Chaney is a board member of Hobie Sports.

MEETINGS OF DIRECTORS AND DIRECTORS COMPENSATION

   The Board of Directors has created an Audit Committee, a Compensation Committee and a Stock Option Committee. The Audit Committee is composed of all of the independent directors and is charged with reviewing the Company's annual audit and meeting with the Company's independent auditors to review the Company's internal controls and financial management practices. The Compensation Committee, which is also composed of all of the independent directors, recommends to the Board of Directors compensation for the Company's key employees. The Stock Option Committee also consists of all of the independent directors and administers the Plan and awards stock options thereunder. The members of the Audit Committee, Compensation Committee and Stock Option Committee are Messrs. Buford, Chaney and Mandigo.

   Directors who are not employees of the Company receive an annual fee of $3,000 and a fee of $500 for each Board of Directors meeting attended and are reimbursed for their expenses. Employees who are Directors are not entitled to any compensation for their service as a Director. Non-employee Directors are also entitled to receive grants of options under the Company's 1992 Directors Stock Option Plan (the "Directors Plan"), a formula stock option plan. As of May 14, 1996, options to purchase 186,000 shares of Common Stock have been granted to non-employee Directors under the Directors Plan at exercise prices ranging from $3.375 per share to $40.00 per share, of which options to purchase 40,000 shares of Common Stock have been exercised. In 1995, the Company's outside Directors were each automatically granted options to purchase 6,000 shares of Common Stock under the Directors Plan. The exercise price of such options was $27.00 per share. The Company also granted options to purchase 40,000 shares to Fred Chaney at an exercise price of $30.50 per share upon his election to the Board of Directors.

EXECUTIVE COMPENSATION

   The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by or paid to the Chief Executive Officer ("CEO") and the four most highly compensated executive officers of the Company (collectively with the CEO, the "Named Executive Officers") other than the CEO whose salary and bonus exceeded $100,000 with respect to the fiscal year ended December 26, 1995.

                          Summary Compensation Table


                                                                            Long Term Compensation
                                                  Annual Compensation        ----------------------
                                           ------------------------------     Number of Securities
Name and Principal Position                  Year      Salary       Bonus      Underlying Options
- ---------------------------                 ------   ----------    -------   ----------------------
Jamie B. Coulter  .......................    1995     $210,000        --          200,000
 Chairman of the Board                       1994      175,000        --          500,000
 and Chief Executive Officer                 1993      145,000        --          400,000

S. Douglas Glendenning  .................    1995     $192,000        --          100,000
 Former President(1)                         1994      160,000        --          125,000
                                             1993      135,000        --          100,000

John D. White  ..........................    1995     $186,000        --          100,000
 Chief Financial Officer, Executive Vice     1994      155,000        --          125,000
 President and Treasurer                     1993      130,000        --          100,000

Scott M. Somes  .........................    1995     $180,000        --          100,000
 Chief Operating Officer                     1994      150,000        --          125,000
                                             1993      125,000        --          100,000

Dennis L. Thompson  .....................    1995     $180,000        --          100,000
 Senior Vice President of                    1994      150,000        --          125,000
 Real Estate                                 1993      108,000        --          100,000

- ------

(1) Mr. Glendenning resigned on April 2, 1996.

OPTION GRANT TABLE

   The following table sets forth certain information regarding stock option grants made to the CEO and the other Named Executive Officers for services performed during the fiscal year ended December 26, 1995.

                      OPTION GRANTS IN LAST FISCAL YEAR

                                     Individual Grants
                                ---------------------------                                    Potential Realizable Value
                                                % of Total                                      at Assumed Rates of Stock
                                 Number of       Options                                         Price Appreciation for
                                Securities      Granted to      Exercise                           Option Term (1)(2)
                                Underlying      Employees in     or Base       Expiration     ----------------------------
Name                            Options(3)      Fiscal Year    Price ($/Sh)       Date            5%               10%
- ----                            ----------      -----------    ------------    ----------     ----------       -----------
Jamie B. Coulter  .........       200,000          12.7%       $32.625           1/31/06      $4,103,536       $10,399,168
S. Douglas Glendenning (4) .      100,000           6.3         32.625           1/31/06       2,051,768         5,199,584
John D. White  ............       100,000           6.3         32.625           1/31/06       2,051,768         5,199,584
Scott M. Somes  ...........       100,000           6.3         32.625           1/31/06       2,051,768         5,199,584
Dennis L. Thompson  .......       100,000           6.3         32.625           1/31/06       2,051,768         5,199,584


- ------

(1) The options indicated vest ratably over a three-year period commencing January 31, 1997.

(2) The potential realizable portion of the foregoing table illustrates value that might be realized upon exercise of options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation on the Common Stock over the term of the options. These numbers do not take into account provisions of certain options providing for termination of the option following termination of employment, nontransferability or differences in vesting periods. Regardless of the theoretical value of an option, its ultimate value will depend on the market value of the Common Stock at a future date, and that value will depend on a variety of factors, including the overall condition of the stock market and the Company's results of operations and financial condition. There can be no assurance that the values reflected in this table will be achieved.

(3) Does not include options to purchase Common Stock which were awarded in January 1995 for services performed in 1994.

(4) Mr. Glendenning resigned April 2, 1996 and these options, which were not vested, were cancelled in accordance with the terms of the Plan.

OPTION EXERCISE TABLE

   No options were exercised by the CEO and the other Named Executive Officers during the fiscal year ended December 26, 1995. The following table sets forth certain information concerning unexercised options held as of December 26, 1995 by the CEO and the other Named Executive Officers.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                         Number of Securities Underlying Unexercised          Value of Unexercised In-the-Money
                             Options at December 26, 1995                      Options at December 26, 1995(1)
                         -------------------------------------------          ---------------------------------
Name                       Exercisable           Unexercisable                Exercisable       Unexercisable
- -----------                ------------          -------------                ------------      ---------------
Jamie B. Coulter  ......      333,334               866,666                   $  6,249,994       $   17,225,000
S. Douglas Glendenning .       83,334               216,666                      1,562,494            4,306,256
John D. White  .........       83,334               216,666                      1,562,494            4,306,256
Scott M. Somes  ........       83,334               191,666                      1,562,494            3,781,256
Dennis L. Thompson  ....       83,334               191,666                      1,562,494            3,781,256


- ------
(1) Based on the closing price of a share of Common Stock ($40.00) as reported by the Nasdaq National Market on December 26, 1995.

EMPLOYMENT AGREEMENTS

   The Company has separate employment agreements with each of Messrs. White and Somes providing for the employment of such individuals as Chief Financial Officer and Senior Vice President of Operations, respectively. In June 1995, Messrs. White and Somes were appointed Executive Vice President and Chief Financial Officer and Chief Operating Officer, respectively. Each employment agreement provides that the officer shall devote substantially all of his professional time to the business of the Company. The agreements provided for a 1995 annual base salary of $186,000 and $180,000 for Messrs. White and Somes, respectively. For 1996, the annual base salaries for Messrs. White and Somes were established at $236,000, and $230,000, respectively. Each agreement terminates in February 1998, but the Company has the option to extend the term for an additional one-year period. The Company had a similar employment agreement with Mr. Glendenning which contained non-competition and non-solicitation provisions which apply for eighteen months after cessation of his employment. Messrs. Coulter and Thompson have also entered into non-competition, confidentiality and non-solicitation agreements with the Company. Messrs. Coulter's and Thompson's base salaries for 1996 have been established at $250,000 and $214,000, respectively.

COMPENSATION COMMITTEE INTERLOCKS

   The Compensation Committee consists of Messrs. Buford, Chaney and Mandigo. None of such Directors was a party to any transaction with the Company which constitutes an interlock with another entity.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SERVICES AGREEMENT

   The Company has entered into a services agreement with Coulter Enterprises pursuant to which the Company utilizes certain accounting and administrative services provided by Coulter Enterprises. The services agreement initially expired on December 31, 1992 and is renewable thereafter on a year-to-year basis. For fiscal year 1995, the fixed annual charge was $837,000 and the per restaurant per 28-day accounting period fee was $406, plus reimbursement of all direct out-of-pocket costs and expenses. For the fiscal years ended December 28, 1993 and December 27, 1994, the Company incurred fees of $308,057 and $792,913 under the services agreement. For the fiscal year ended December 26, 1995, the Company incurred fees of $1,443,312 under the services agreement. For fiscal year 1996, the fixed annual charge is $1,272,000 and the per restaurant per 28-day accounting period fee is $416, plus reimbursement of all direct out-of-pocket costs and expenses. All of the disinterested Directors voted to renew the services agreement and approve the new fee arrangements thereunder. The amount of the services fee will be reviewed annually and will be subject to approval by a majority of the disinterested directors of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

1995 LONE STAR ACQUISITION

   In August 1995, the Company acquired 11 Lone Star Restaurants which had been operated by a group of corporations which had been granted, pursuant to a trademark license agreement, the exclusive right by the Company to operate restaurants under the "Lone Star Steakhouse & Saloon" name in certain marketing areas of North Carolina. In such transaction, the Company also acquired three other restaurants. In consideration for these transactions, the Company issued 580,433 shares of Common Stock to the stockholders of the various acquired entities. Dennis Thompson, a Director, executive officer and 5% stockholder of the Company, received 215,961 shares of Common Stock as part of such transaction.

OTHER TRANSACTIONS

   Jamie B. Coulter, Chairman of the Board and Chief Executive Officer of the Company, owns, through controlled entities, an aircraft that, on occasion, is used for Company business. The Company believes that the charges incurred by the Company for its usage of this aircraft are at least as favorable as the charges that would have been incurred for similar services received from unaffiliated third parties. The cost of such services in 1995 was $27,907 and in 1994 was $70,500. In 1993, the cost of such services was less than $60,000.

   In December 1995, the Company purchased from an unaffiliated third party an aircraft for $1,550,000 that such party recently acquired from an entity controlled by Mr. Coulter. The purchase price was at fair market value as determined by three separate appraisals.

   The Company believes that the foregoing transactions were in its best interests. It is the Company's current policy that all transactions by the Company with officers, directors, 5% stockholders and their affiliates will be entered into only if such transactions are approved by a majority of the disinterested independent Directors, are on terms no less favorable to the Company than could be obtained from unaffiliated parties and are reasonably expected to benefit the Company.

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of Common Stock as of May 20, 1996, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each Director,
(ii) each of the Named Executive Officers, (iii) all Directors and executive officers as a group, (iv) each person known by the Company to beneficially own 5% or more of its Common Stock and (v) each of the Selling Stockholders. Unless otherwise indicated, the address for 5% stockholders, officers and directors of the Company and each of the Selling Stockholders is 224 E. Douglas, Suite 700, Wichita, Kansas 67202. Except as specified, the named beneficial owner has sole voting and investment power with respect to the shares beneficially owned by such person.

                                                                  Shares to be
                                    Shares Beneficially Owned       Sold in        Shares Beneficially Owned
     Name of Beneficial Owner           Prior to Offering           Offering            After Offering
- ------------------------------------ ------------------------------ -----------     ------------------------
                                       Number    Percentage                          Number     Percentage
                                   -----------   ------------                     -----------   ------------
Jamie B. Coulter(1)  ...........    4,428,037        11.5%         1,000,000      3,428,037          8.5%
John D. White(2)  ..............      441,359         1.2            110,000        331,359           *
Scott M. Somes(3)  .............      348,365          *              50,000        298,365           *
Clark R. Mandigo(4)  ...........       38,000          *                  --         38,000           *
C. Robert Buford(5)  ...........       84,000          *                  --         84,000           *
Dennis L. Thompson(6)  .........    2,640,793         6.9            250,000      2,390,793          5.8
Fred B. Chaney(7)  .............       13,333          *                  --         13,333           *
Gerald T. Aaron(8)  ............      138,649          *              20,000        118,649           *
Frank E. Furstenberg, Jr.(9)  ..       80,958          *              20,000         60,958           *
Christie Somes..................      144,911          *              50,000         94,911           *
Janus Capital Corporation
   Thomas H. Bailey
   Janus Twenty Fund(10) .......    3,184,640         8.4                 --      3,184,640          7.9
Fred Alger Management, Inc.
   Fred M. Alger, III(11) ......    3,101,618         8.2                 --      3,101,618          7.7
All directors and executive officer
  group (11 persons)
 (1)(2)(3)(4)(5)(6)(7)(8)(9)(12)    8,339,281        22.0%         1,450,000      6,889,281         16.4%

- ------
*  Less than 1%.

(1) Excludes 359,939 shares held by Gayla W. Coulter, Mr. Coulter's wife. Also excludes shares held by Mr. Coulter's adult children, Jay Coulter, Christie Somes and Lynnie Coulter. Mr. Coulter disclaims beneficial ownership of these shares. Includes presently exercisable options to purchase 733,334 shares of Common Stock.

(2) Includes presently exercisable options to purchase 183,334 shares of Common Stock.

(3) Excludes 144,911 shares held by Christie Somes who is the daughter of Mr. Coulter and the wife of Mr. Somes. Mr. Somes disclaims beneficial ownership of these shares. Includes presently exercisable options to purchase 175,000 shares of Common Stock.

(4) Includes presently exercisable options to purchase 18,000 shares of Common Stock.

(5) Includes 6,000 shares held by Mr. Buford's wife and presently exercisable options to purchase 58,000 shares of Common Stock.

(6) Includes shares held by a limited partnership for the benefit of Mr. Thompson, his wife and minor children. Mr. Thompson has been a Director and Senior Vice President of the Company since January 1992. Includes presently exercisable options to purchase 175,000 shares of Common Stock.

(7) Represents presently exercisable options to purchase 13,333 shares of Common Stock.

(8) Includes presently exercisable options to purchase 100,000 shares of Common Stock.

(9) Includes presently exercisable options to purchase 57,500 shares of Common Stock.

(10) Based on a joint Schedule 13G filed in February 1996, Janus Capital Corporation ("Janus"), Thomas H. Bailey ("Bailey") and the Janus Twenty Fund ("Janus Twenty") and related entities collectively beneficially hold 3,184,640 shares of Common Stock. The address of Janus, Bailey and Janus Twenty is 100 Filmore Street, Suite 300, Denver, Colorado 80206-4923. Janus and Bailey disclaim beneficial ownership of these shares.

(11) Based on a joint Schedule 13G filed in February 1996, Fred Alger Management, Inc. and Fred M. Alger, III collectively beneficially hold 3,101,618 shares of the Company's Common Stock. The Address of Fred Alger Management, Inc.and Fred M. Alger, III is 75 Maiden Lane, New York, New York 10038.

(12) Excludes shares held by Christie Somes and Gayla Coulter and includes 175 shares of Common Stock and presently exercisable options to purchase 125,612 shares of Common Stock held by executive officers who are not specified in the above table.

                         DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of the Company consists of 98,000,000 shares of Common Stock, $0.01 par value, and 2,000,000 shares of Preferred Stock, $0.01 par value.

   The following summary of certain terms of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation and By-laws, which are included as exhibits to the Registration Statement of which this Prospectus is a part, and the provisions of applicable law.

COMMON STOCK

   At May 17, 1996, there were 37,927,580 shares of Common Stock outstanding, owned by approximately 750 stockholders of record. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

   The Board of Directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the Common Stock is First Union National Bank, Charlotte, North Carolina.

                                 UNDERWRITING

   The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the underwriting agreement by and among the Company, the Selling Stockholders and the Underwriters (the "Underwriting Agreement"), to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.


                                                             Number of
                                                            Shares to be
            Underwriters                                     Purchased
            ------------                                    ------------
Montgomery Securities  ............
Smith Barney Inc.  ................
Wessels, Arnold & Henderson, L.L.C.
                                                            ----------
  Total  ..........................                         4,000,000
                                                            ==========

   The Underwriters have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of
not more than $    per share; and the Underwriters may allow, and such
dealers may reallow, a concession of not more than $    per share to certain
other dealers. After the commencement of the offering, the public offering price, allowances, concessions and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

   The Company and the Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 600,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase shares only to cover over-allotments made in connection with this offering.

   The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

   All of the Company's executive officers and Directors and each of the Selling Stockholders have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Montgomery Securities, directly or indirectly offer to sell, contract to sell or otherwise sell or dispose of any shares of Common Stock (except for the shares offered hereby by the Selling Stockholders) or any securities convertible or exchangeable for shares of Common Stock. In addition, the Company has agreed that for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of Montgomery Securities, directly or indirectly offer to sell, issue, distribute or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities or any options, rights, or warrants with respect to any equity securities except (i) shares of Common Stock offered by the Company hereby, (ii) shares of Common Stock issued pursuant to exercise of outstanding options disclosed in this Prospectus or (iii) options granted after the date of this Prospectus under the 1992 Stock Option Plan and the Directors Plan.

   In connection with this offering, the Underwriters may engage in passive market-making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market-making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market-makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market-maker on each day are limited to a specified percentage of the passive market-maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market-making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: 14th Floor, Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is traded on the Nasdaq National Market. The foregoing material also should be available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   The Company has also filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. Copies of such Registration Statement may also be requested from the Company, attention Mr. John D. White, Executive Vice President, Chief Financial Officer and Treasurer, 224 East Douglas, Suite 700, Wichita, Kansas 67202.

   The Company intends to furnish its stockholders with annual reports containing financial statements audited and reported upon by its independent accounting firm and quarterly reports containing unaudited interim financial information for the first three quarters of each year.

                                   EXPERTS

   The consolidated financial statements of Lone Star Steakhouse & Saloon, Inc. at December 27, 1994 and December 26, 1995 and for each of the three years in the period ended December 26, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                LEGAL MATTERS

   The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Olshan Grundman Frome & Rosenzweig LLP, New York, New York. Certain legal matters arising in connection with this offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                     LONE STAR STEAKHOUSE & SALOON, INC.
                        INDEX TO FINANCIAL STATEMENTS

                                                                                                  Pages
                                                                                                ---------

Report of Independent Auditors  ..................................................................      F-2
Consolidated Balance Sheets as of December 27, 1994 and December 26, 1995  .......................      F-3
Consolidated Statements of Income for the years ended December 28, 1993, December 27, 1994, and
  December 26, 1995 ..............................................................................      F-5
Consolidated Statements of Stockholders' Equity for the years ended December 28, 1993, December
  27, 1994, and December 26, 1995 ................................................................      F-6
Consolidated Statements of Cash Flows for the years ended December 28, 1993, December 27, 1994,
  and December 26, 1995 ..........................................................................      F-7
Notes to Consolidated Financial Statements  ......................................................      F-8
Condensed Consolidated Balance Sheets as of December 26, 1995 and March 19, 1996 (unaudited) .....     F-16
Consolidated Statements of Income for the twelve weeks ended March 21, 1995 and March 19, 1996
  (unaudited) ....................................................................................     F-17
Condensed Consolidated Statements of Cash Flows for the twelve weeks ended March 21, 1995 and
  March 19, 1996 (unaudited) .....................................................................     F-18
Notes to Condensed Consolidated Financial Statements (unaudited)  ................................     F-19

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Lone Star Steakhouse & Saloon, Inc.

We have audited the accompanying consolidated balance sheets of Lone Star Steakhouse & Saloon, Inc. as of December 27, 1994 and December 26, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 26, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lone Star Steakhouse & Saloon, Inc. at December 27, 1994 and December 26, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 26, 1995, in conformity with generally accepted accounting principles.

                                                           ERNST & YOUNG LLP
Wichita, Kansas
January 18, 1996

                     LONE STAR STEAKHOUSE & SALOON, INC.
                         CONSOLIDATED BALANCE SHEETS



                                          December 27, 1994   December 26, 1995
                                          -----------------   -----------------
                 ASSETS
Current assets: Cash and cash equivalents    $ 45,861,034        $ 67,424,884
   Accounts receivable .................          786,722           1,308,865
   Inventories .........................        2,495,134           4,156,355
   Pre-opening costs, net ..............        6,593,015          10,328,686
   Refundable income taxes .............        2,638,658           5,006,856
   Other current assets ................        1,016,610              90,092
                                           -----------------   ----------------
     Total current assets  .............       59,391,173          88,315,738
Property and equipment:
   Land ................................       37,834,664          68,887,543
   Buildings ...........................       54,660,662          94,712,993
   Leasehold improvements ..............       27,417,209          55,209,000
   Equipment ...........................       22,906,565          37,159,906
   Furniture and fixtures ..............        5,962,676           8,598,569
                                           -----------------   ----------------
                                              148,781,776         264,568,011
   Less: accumulated depreciation and
     amortization  .....................       10,201,089          19,233,055
                                           -----------------   ----------------
                                              138,580,687         245,334,956
Other assets:
   Investment in and advances to joint
     venture (Note 4)  .................        2,436,614                  --
   Intangible and other assets, net
     (principally goodwill in 1995)  ...        3,619,212          24,567,805
                                           -----------------   ----------------
     Total other assets  ...............        6,055,826          24,567,805
                                           -----------------   ----------------
     Total assets  .....................     $204,027,686        $358,218,499
                                           =================   ================


               See notes to consolidated financial statements.

                     LONE STAR STEAKHOUSE & SALOON, INC.
                         CONSOLIDATED BALANCE SHEETS
                                 (CONTINUED)

                                          December 27, 1994   December 26, 1995
                                          -----------------   -----------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:  ................
   Accounts payable ..................     $  8,744,996        $  9,245,331
   Other current liabilities: ........
     Sales tax payable  ..............        1,215,295           1,367,263
     Accrued payroll  ................        1,868,031           4,824,664
     Gift certificates  ..............        2,551,699           4,677,964
     Deferred income taxes (Note 11) .          875,322           1,817,159
     Current portion of long term debt
        (Note 10) ....................        3,874,836                  --
     Current portion of capitalized
        lease obligation (Note 8) ....           55,356              64,550
     Other  ..........................        2,587,509           6,438,362
                                         -----------------   -----------------
        Total current liabilities ....       21,773,044          28,435,293
Capitalized lease obligation (Note 8).          387,330             322,781
Deferred income taxes (Note 11)  .....        1,795,490           3,966,968
Minority interest  ...................               --           2,682,914
Commitments (Note 12)  ...............               --                  --
Stockholders' Equity: (Notes 3, 5, 6)
   Preferred stock, $.01 par value,
     2,000,000 shares authorized; none
     issued (Note 5)  ................               --                  --
   Common stock, $.01 par value,
     98,000,000 shares authorized;
     37,587,974 shares issued and
     outstanding (34,302,568 in 1994).          343,025             375,879
   Additional paid-in capital ........      131,482,689         228,578,790
   Retained earnings .................       48,246,108          94,140,238
   Translation adjustment ............               --            (284,364)
                                         -----------------   -----------------
        Total stockholders' equity ...      180,071,822         322,810,543
                                         -----------------   -----------------
        Total liabilities and
          stockholders' equity  ......     $204,027,686        $358,218,499
                                         =================   =================



                 See notes to consolidated financial statements.

                       LONE STAR STEAKHOUSE & SALOON, INC.
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                 For the year ended
                                             -------------------------------------------------------------
                                             December 28, 1993     December 27, 1994     December 26, 1995
                                             -----------------     -----------------     -----------------
Net sales  ...............................     $112,263,334          $215,800,477         $340,857,223
Costs and expenses:
   Costs of sales ........................       40,980,953            76,887,928          120,870,646
   Restaurant operating expenses .........       36,979,001            71,996,039          116,703,192
   Depreciation and amortization .........        6,743,650            12,989,178           19,816,823
                                               ------------          ------------         ------------
Restaurant costs and expenses  ...........       84,703,604           161,873,145          257,390,661
                                               ------------          ------------         ------------
Restaurant operating income  .............       27,559,730            53,927,332           83,466,562
General and administrative expenses:
   Related parties (Note 7) ..............          308,057               792,913            1,443,312
   Other .................................        3,608,946             7,324,744           11,249,957
                                               ------------          ------------         ------------
Income from operations  ..................       23,642,727            45,809,675           70,773,293
Other income (expense):
   Other income, net (principally interest)       1,976,980             1,538,443            3,137,760
   Interest expense ......................         (136,764)             (275,033)            (228,532)
                                               ------------          ------------         ------------
                                                  1,840,216             1,263,410            2,909,228
                                               ------------          ------------         ------------
Income before income taxes and minority
   interest ..............................       25,482,943            47,073,085           73,682,521
Provision for income taxes (Note 11)  ....       (9,112,078)          (16,900,130)         (26,819,591)
Minority interest  .......................               --                    --              705,160
                                               ------------          ------------         ------------
Net income  ..............................     $ 16,370,865          $ 30,172,955         $ 47,568,090
                                               ------------          ------------         ------------
Primary net income per share  ............     $       0.49          $       0.87         $       1.27
                                               ============          ============         ============
Fully diluted net income per share  ......     $       0.49          $       0.87         $       1.26
                                               ============          ============         ============
Unaudited pro forma information based on
   providing for income taxes on pooled S
   Corporations prior to acquisition at
    the estimated effective tax rate:
     Income before income taxes, net of
        minority interest ................     $ 25,482,943          $ 47,073,085         $ 74,387,681
     Pro forma provision for income taxes         9,695,820            17,883,699           27,652,784
                                               ------------          ------------         ------------
     Pro forma net income  ...............     $ 15,787,123          $ 29,189,386         $ 46,734,897
                                               ============          ============         ============
     Pro forma primary net income per share    $       0.47          $       0.84         $       1.25
                                               ============          ============         ============
     Pro forma fully diluted net income per
        share ............................     $       0.47          $       0.84         $       1.23
                                               ============          ============         ============


                 See notes to consolidated financial statements.

                       LONE STAR STEAKHOUSE & SALOON, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                   Common Stock
                              Preferred    ----------------------------    Additional       Translation    Retained
                                Stock          Number         Amount     Paid-in-Capital     Adjustment    Earnings       Total
                             -----------   ------------    -----------   ---------------   ------------- -----------     -------

Balance, December 29, 1992
  as previously reported .     $      --    30,622,728      $306,228        $ 57,571,533    $        --   $ 4,392,343   $62,270,104
Pooling of interests with
  CCC Group (Note 2) .....            --       580,433         5,804              23,535             --      (408,442)     (379,103)
                               ---------    ----------      --------        ------------    -----------   -----------   -----------
Balance, as restated  ....                  31,203,161       312,032          57,595,068                    3,983,901    61,891,001
Stock options exercised  .            --       210,294         2,102           2,949,324             --            --     2,951,426
Tax benefit related to
  options exercised ......            --            --            --             787,500             --            --       787,500
Shares issued in public
  offering ...............            --     2,875,000        28,750          69,968,572             --            --    69,997,322
Dividends paid by pooled
  companies ..............            --            --            --                  --             --      (230,000)     (230,000)
Net income  ..............            --            --            --                  --             --    16,370,865    16,370,865
                               ---------    ----------      --------        ------------    -----------   -----------   -----------
Balance, December 28, 1993            --    34,288,455       342,884         131,300,464             --    20,124,766   151,768,114
Stock options exercised  .            --        14,113           141              97,666             --            --        97,807
Capital contributions of
  pooled companies .......            --            --            --              84,559             --            --        84,559
Dividends paid by pooled
  companies ..............            --            --            --                  --             --    (2,051,613)   (2,051,613)
Net income  ..............            --            --            --                  --             --    30,172,955    30,172,955
                               ---------    ----------      --------        ------------    -----------   -----------   -----------
Balance, December 27, 1994            --    34,302,568       343,025         131,482,689             --    48,246,108   180,071,822
Shares issued in public
  offering ...............            --     2,906,710        29,067          85,638,616             --            --    85,667,683
Translation adjustment  ..            --            --            --                  --       (284,364)           --      (284,364)
Stock options exercised  .            --       172,446         1,724           1,970,382             --            --     1,972,106
Tax benefit related to
  options exercised ......            --            --            --           1,239,166             --            --     1,239,166
S Corporation deferred taxes          --            --            --                  --             --       (16,503)      (16,503)
Shares issued for Del Frisco
  Group ..................            --       206,250         2,063           8,247,937             --            --     8,250,000
Dividends paid by pooled
  companies ..............            --            --            --                  --             --    (1,657,457)   (1,657,457)
Net income  ..............            --            --            --                  --             --    47,568,090    47,568,090
                               ---------    ----------      --------        ------------    -----------   -----------  ------------
Balance, December 26, 1995     $      --    37,587,974      $375,879      $  228,578,790    $  (284,364)  $94,140,238  $322,810,543
                              ==========    ==========      ========      ==============    ===========   ===========  ============

                 See notes to consolidated financial statements.

                       LONE STAR STEAKHOUSE & SALOON, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                  For the years ended
                                                              -----------------------------------------------------------------
                                                                December 28, 1993     December 27, 1994      December 26, 1995
                                                              --------------------    -----------------      -----------------
Cash flows from operating activities:
   Net income .............................................       $ 16,370,865           $ 30,172,955          $  47,568,090
   Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization  .......................          6,743,650             12,989,178             19,816,823
     Deferred compensation  ...............................            306,905               (422,760)                    --
     Equity in net loss from investment in joint venture  .                 --                     --                311,282
     Deferred income taxes  ...............................          1,198,275              1,322,187              3,113,315
     Minority interest  ...................................                 --                     --               (705,160)
     Net change in operating assets and liabilities:
        Accounts receivable ...............................           (140,239)              (243,028)              (467,868)
        Inventories .......................................           (818,769)              (892,826)            (1,510,680)
        Pre-opening costs .................................         (6,439,921)            (9,480,268)           (13,060,622)
        Refundable income taxes ...........................         (1,370,716)              (480,442)            (2,368,198)
        Other current assets ..............................           (111,215)               (89,586)             1,491,275
        Accounts payable ..................................            720,548              4,773,994               (560,084)
        Other current liabilities .........................          2,028,481              3,922,478             10,196,604
                                                                  ------------           ------------          -------------
        Net cash provided by operating activities  ........         18,487,864             41,571,882             63,824,777
Cash flows from investing activities:
   Purchases of property and equipment ....................        (45,750,421)           (76,909,289)          (104,787,485)
   Purchase of assets of Del Frisco's (Note 13) ...........                 --                     --            (14,600,000)
   Contribution to capital by minority interest ...........                 --                     --              1,748,189
   Cash acquired in consolidation of joint venture (Note 4)                 --                     --                495,873
   Investment in joint venture ............................           (521,078)            (1,105,198)            (2,436,689)
   Other ..................................................         (2,142,444)              (824,940)            (4,448,593)
                                                                  ------------           ------------           ------------
        Net cash used in investing activities  ............        (48,413,943)           (78,839,427)          (124,028,705)
Cash flows from financing activities:
   Net proceeds from issuance of common stock .............         72,948,748                 97,807             87,639,789
   Additions to long-term debt ............................            456,531              2,160,517                     --
   Payment of notes payable and capital lease obligation on
     company acquired  ....................................           (853,504)              (795,831)            (3,930,191)
   Capital contributions by pooled companies ..............                 --                 84,559                     --
   Dividends on prior S Corporation income ................           (230,000)            (2,051,613)            (1,657,457)
                                                                  ------------           ------------           ------------
        Net cash provided by (used in) financing activities         72,321,775               (504,561)            82,052,141
                                                                  ------------           ------------           ------------
Effect of exchange rate changes on cash  ..................                 --                     --               (284,363)
        Net increase (decrease) in cash and cash equivalents        42,395,696            (37,772,106)            21,563,850
Cash and cash equivalents at beginning of period  .........         41,237,444             83,633,140             45,861,034
                                                                  ------------           ------------           ------------
Cash and cash equivalents at end of period  ...............       $ 83,633,140           $ 45,861,034          $  67,424,884
                                                                  ============           ============          =============
Supplemental disclosure of cash flow information:
   Cash paid for interest .................................       $    136,764           $    275,033          $      75,170
   Cash paid for income taxes .............................       $  8,736,989           $ 16,058,385          $  23,282,127

Supplemental schedule of noncash investing and financing activities:
  As described in Note 13, in September 1995, the Company issued 206,250 shares of common stock having a market value of $8,250,000 in connection with the acquisition of Del Frisco Group.


                 See notes to consolidated financial statements.

                     LONE STAR STEAKHOUSE & SALOON, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES
   Background

   Lone Star Steakhouse & Saloon, Inc. (the "Company") currently owns and operates a chain of mid-priced full service, casual dining restaurants in the United States, as well as in Australia and Europe through participation in international joint ventures. The restaurants serve mesquite-grilled steaks, ribs, chicken and fish in a "Texas Roadhouse" atmosphere that are positioned to attract local clientele. During 1995, the Company expanded into the upscale steakhouse market with the acquisition of Del Frisco's Double Eagle Steak House and the development of Sullivan's Steakhouse. As of December 26, 1995, the Company owns and operates 160 Lone Star Steakhouse & Saloons in the United States as well as nine in connection with the joint venture in Australia and two in connection with the joint venture in Europe. In addition, the Company owns and operates one Del Frisco's Double Eagle Steak House and one Sullivan's Steakhouse is under development.

   Significant Accounting Policies

   o  Principles of Consolidation

   The consolidated financial statements include the accounts of Lone Star Steakhouse & Saloon, Inc., its wholly-owned subsidiaries and its majority owned foreign joint ventures. All significant intercompany accounts and transactions have been eliminated in consolidation.

   o  Concentration of Credit Risk

   The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and short-term investments (cash equivalents). The Company places its cash with high credit quality financial institutions and, at times, such cash may be in excess of the Federal Depository insurance limit. The Company has cash equivalents in investment grade securities with municipal, State and U.S. government agencies of approximately $37,843,000 and $46,361,000 at December 27, 1994 and December 26, 1995, respectively.

   o  Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from estimates.

   o  Income Taxes

   The Company accounts for income taxes under the liability method in accordance with FASB Statement No. 109 "Accounting for Income Taxes."

   o  Cash and Cash Equivalents

   The Company considers cash and cash equivalents to include currency on hand, demand deposits with banks or other financial institutions, and short-term investments with maturities of three months or less when purchased. Cash and cash equivalents are carried at cost, which approximates fair value.

   o  Inventories

   Inventories consist of food and beverages, and are stated at the lower of cost (first-in, first-out) or market.

   o  Property and Equipment

   Property and equipment are stated at cost. Maintenance, repairs and renewals which do not enhance the value of, or increase the life of, the assets are expensed as incurred.

                     LONE STAR STEAKHOUSE & SALOON, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - (Continued)

1. Background and Significant Accounting Policies  - (Continued)

   Buildings are depreciated using the straight-line method over twenty years, which is the estimated useful life of the assets. Leasehold improvements are amortized on the straight-line method over the lesser of the maximum life of the lease or twenty years, or the estimated useful lives of the assets. Equipment and furniture and fixtures are depreciated using the straight-line method over seven years, which is the estimated useful life of the assets.

   In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

   o  Pre-opening Costs

   Labor costs and costs of hiring and training personnel and certain other costs relating to opening new restaurants are capitalized until the restaurant is open and then amortized over the subsequent twelve months. Accumulated amortization related to stores opened during 1994 and 1995 was approximately $3,141,000 and $9,236,000 at December 27, 1994 and December 26, 1995, respectively.

   o  Intangibles and Other Assets

   Intangibles and other assets principally represent goodwill in 1995. Such goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at dates of acquisition and is being amortized on a straight-line method over twenty years. The remaining intangibles and other assets are being amortized by the straight-line method over the estimated useful life of the related assets. Accumulated amortization for intangibles and other assets as of December 27, 1994 and December 26, 1995, is $39,165 and $351,144, respectively.

   o  Stock based compensation

   The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees," and intends to continue to do so.

   The Company operates on a fifty-two or fifty-three week fiscal year ending the last Tuesday in December. The fiscal quarters for the Company consist of accounting periods of twelve, twelve, twelve and sixteen or seventeen weeks, respectively.

2. ACQUISITION OF CCC GROUP

   On August 6, 1995, the Company completed the acquisition of 11 licensed Lone Star Steakhouse & Saloon restaurants as well as three additional restaurants from a group of related entities which were operated under common control, collectively hereinafter referred to as the "CCC Group." The transaction was accounted for as a pooling of interests and, accordingly, the accompanying financial statements have been restated to include the accounts and operations of the CCC Group for all periods presented prior to the acquisition. The Company exchanged 580,433 shares of its Common Stock for all of the Common Stock and related net assets of the various entities acquired. Net sales and net income included in the Company's consolidated statements of income attributable to the acquisition are as follows:

                     LONE STAR STEAKHOUSE & SALOON, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - (Continued)

2. Acquisition of CCC Group  - (Continued)

                                                        For the years ended
                                        -------------------------------------------------
                                         December 28,      December 27,     December 26,
                                             1993             1994             1995
                                        --------------   --------------    --------------
                                                       (Dollars in thousands)
Net Sales:
     Lone Star Steakhouse & Saloon,        $  95,767          $194,632         $313,052
     Inc. CCC Group  ................         16,496            21,168           27,805
Net Income:
     Lone Star Steakhouse & Saloon, Inc.      14,912            27,714           43,934
     CCC Group (unaudited pro forma) (1)         875             1,475            2,801


- ------
(1) Pro forma net income reflects the pro forma income taxes applicable to CCC Group as the entities were operated as S Corporations or Partnerships and were not subject to income taxes.

3. ADDITIONAL PUBLIC OFFERINGS

   On June 2, 1993, the Company completed an offering of 2,875,000 additional shares of its Common Stock (the "June 1993 Offering") at $25.75 per share. Total net proceeds to the Company of approximately $70 million were used for restaurant development.

   On April 12, 1995, the Company completed an offering of 2,906,710 additional shares of its Common Stock at $31.00 per share. Total net proceeds to the Company of approximately $86 million are being used for continued development and funding of the Company's new upscale steakhouse concept.

4. INVESTMENT IN AND ADVANCES TO JOINT VENTURE

   During 1992, the Company, through its wholly-owned subsidiary Lone Star Steakhouse & Saloon of Las Vegas, Inc., entered into a joint venture agreement with an unrelated third party to build and operate a chain of restaurants in Australia under the Company's trademark "Lone Star." The Company owned a 50% interest in the joint venture and accounted for its investment using the equity method of accounting. The Company's equity portion of the results of operations, which are not significant, are included in the accompanying financial statements for the year ended December 27, 1994 and for the 24 weeks ended June 13, 1995.

   In June 1995, the Company increased its ownership interest in the Australian joint venture from 50% to 65%. The Company consolidated the accounts of the joint venture effective with the change in control.

   During 1995, the Company entered into a second joint venture agreement with an unrelated third party to build and operate a chain of restaurants in Europe under the Company's trademark "Lone Star." The Company owns a 65% interest in the joint venture and, accordingly, its net assets and operations have been consolidated with the Company in the accompanying consolidated financial statements.

5. PREFERRED STOCK

   The Company's Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the numbers of shares constituting any series or the designation of such series.

                     LONE STAR STEAKHOUSE & SALOON, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - (Continued)

6. STOCK OPTIONS

   o  1992 Stock Option Plan

   In January 1992, the Board of Directors adopted a stock option plan (the "Plan") which was amended in May 1995, which provides for incentive and non-qualified stock options pursuant to which up to 7,000,000 shares of Common Stock are available for issuance.

   o  Directors Stock Option Plan

   In January 1992, the Board of Directors adopted a stock option plan providing for nondiscretionary grants to non-employee Directors pursuant to which up to 400,000 shares of Common Stock are available for issuance.

   o  Other Options

   In connection with the Australian joint venture agreement, options to acquire 513,800 shares of Common Stock were granted to certain individuals of the unrelated third party. The exercise price of such options granted was $14.50 per share which was the fair market value of the Common Stock on the date of grant.

   A summary of changes in Common Stock options during 1993, 1994 and 1995 is as follows:

                                             Number                 Price
                                            of shares             per share
                                           -----------          --------------
Outstanding at December 29, 1992 .            864,914           $ 3.38 - 17.25
  Granted  .......................            796,014            16.25 - 28.88
  Exercised  .....................           (210,294)            3.38 - 15.75
  Cancelled  .....................            (19,286)           14.50 - 25.75
                                           -----------          --------------
Outstanding at December 28, 1993 .          1,431,348             3.38 - 28.88
  Granted  .......................          1,317,253            16.25 - 26.88
  Exercised  .....................            (14,113)            3.38 - 17.25
  Cancelled  .....................            (77,006)            3.38 - 28.88
                                           -----------          --------------
Outstanding at December 27, 1994 .          2,657,482             3.38 - 28.88
  Granted  .......................          2,140,937            19.00 - 43.25
  Exercised  .....................           (172,446)            3.38 - 28.88
  Cancelled  .....................            (51,386)           14.50 - 39.88
                                           -----------          --------------
Outstanding at December 26, 1995 .          4,574,587             3.38 - 43.25
                                           ===========
Options exerciseable at:  ........
  December 26, 1995  .............          1,208,791
Available for grant at:  .........
  December 26, 1995  .............          2,928,560


7. RELATED PARTY TRANSACTIONS

   The Company utilizes an affiliate to provide certain accounting, computer and administrative services. The Company incurred fees of $308,057, $792,913, and $1,443,312, related to such services for fiscal years 1993, 1994, and 1995, respectively.

8. LEASES

   The Company leases one restaurant facility which is accounted for as a capital lease and other facilities under noncancelable operating leases having terms expiring between 1996 and 2022. The leases have renewal clauses of 5 to

                     LONE STAR STEAKHOUSE & SALOON, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - (Continued)

8. Leases  - (Continued)

20 years, exercisable at the option of the lessee. In addition, certain leases contain escalation clauses based upon a fixed percentage increase and provisions for contingent rentals based on a percentage of gross revenues, as defined. Total rental expense for the years ended December 28 1993, December 27, 1994, and December 26, 1995, was $2,485,565, $3,847,077, and $4,962,163, respectively, including contingent rentals of approximately $254,327, $316,601, and $419,357, respectively.

   Information regarding the Company's leasing activities at December 26, 1995, are as follows:
                                                 Capital          Operating
                                                  Leases            Leases
                                                -----------     --------------
1996  ......................................     $ 120,000       $ 4,834,713
1997  ......................................       120,000         4,057,926
1998  ......................................       120,000         3,267,919
1999  ......................................       120,000         2,221,017
2000  ......................................        60,000         1,830,495
Thereafter  ................................            --         3,473,613
                                                -----------     --------------
Total minimum lease payments  ..............       540,000       $19,685,683
                                                                ==============
Less imputed interest  .....................      (152,669)
                                                -----------
Present value of capital lease obligations .       387,331
Less current portion  ......................       (64,550)
                                                -----------
Long-term portion  .........................     $ 322,781
                                                ===========

   The net carrying value of assets under capital lease at December 27, 1994, and December 26, 1995, is $322,664, and $267,308, respectively (net of accumulated amortization of $566,124 and $621,480, respectively).


9. EARNINGS PER SHARE

   Primary earnings per share amounts are computed based on the weighted average number of shares actually outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options which are considered to be common stock equivalents. The number of shares that would be issued from the exercise of stock options has been reduced by the number of shares that could have been purchased from such proceeds at the average market price of the Company's stock. The number of shares resulting from this computation for 1993, 1994, and 1995 was 33,339,007, 34,608,610, and 37,537,891, respectively.

   For purposes of fully diluted computations, the number of shares that would be issued from the exercise of stock options has been reduced by the number of shares which could have been purchased from such proceeds at the market price of the Company's stock on the last day of the fiscal year because that price was higher than the average market prices during the year. The number of shares resulting from this computation of fully diluted earnings per share for 1993, 1994, and 1995, were 33,392,556, 34,608,693, and 37,867,716, respectively.

                       LONE STAR STEAKHOUSE & SALOON, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

10. LONG-TERM DEBT

                                                                                             1994
                                                                                        -------------

    The following is a summary of long-term debt at December 27, 1994:
         Three unsecured notes payable to bank, due in monthly installments ranging from $6,667 to $11,667, plus interest payable at the
            bank's prime rate; final maturity in August 2000. ..................           $1,370,000
         Notes payable to stockholders of CCC Group.  ..........................            1,548,443
         Note payable to bank, due in monthly installments of $6,366 including interest at 7.25% through November 2005, collateralized by a building with a carrying value of approximately $642,000 at
            December 27, 1994. .................................................              577,926
         Note payable to bank, due in monthly installments of $7,917 plus interest payable at the bank's prime rate plus 1/2%;
            collateralized by accounts receivable, inventory, property and equipment, and a life insurance policy on a shareholder, payable
            in full in November 1996. ..........................................              183,333
         Six notes payable to bank, due in monthly installments ranging from $1,136 to $1,202 plus interest ranging from 8.56% to 10.15%;
            collateralized by computer equipment; ultimately payable in
            full in September 1997. ............................................              195,134
                                                                                         ------------
                                                                                            3,874,836
         Less current portion  .................................................            3,874,836
                                                                                         ------------
         Long-term portion  ....................................................         $         --
                                                                                        =============

   All of the related long-term debt described above relates to activities of the CCC Group prior to its acquisition by the Company. Such indebtedness was repaid by the Company in August 1995, and accordingly, all such indebtedness at December 27, 1994 was classified as current in the accompanying consolidated balance sheet.

11. INCOME TAXES

   As discussed in Note 1, the Company accounts for income taxes in accordance with FAS 109. Income tax expense consists of the following:

                                                         For the years ended
                                       -----------------------------------------------------------
                                       December 28, 1993    December 27, 1994    December 26, 1995
                                       -----------------    -----------------    -----------------
Current tax expense:
  Federal  .......................        $6,423,415         $12,410,595          $20,145,697
  State  .........................         1,490,388           3,167,348            3,560,579
                                          ----------         -----------          -----------
    Total current  ...............         7,913,803          15,577,943           23,706,276
Deferred tax expense:
  Federal  .......................         1,057,325           1,123,188            2,976,342
  State  .........................           140,950             198,999              136,973
                                          ----------         -----------          -----------
    Total deferred  ..............         1,198,275           1,322,187            3,113,315
                                          ----------         -----------          -----------
Total provision for income taxes .        $9,112,078         $16,900,130          $26,819,591
                                          ==========         ===========          ===========


                      LONE STAR STEAKHOUSE & SALOON, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - (Continued)

  11. Income Taxes  - (Continued)

   The difference between the reported provision for income taxes and a tax determined by applying the applicable U.S. federal statutory income tax rate to income before taxes, is reconciled as follows.

                                                                          For the years ended
                                                     ----------------------------------------------------------------------
                                                     December 28, 1993         December 27, 1994          December 26, 1995
                                                     -----------------         -----------------          -----------------
                                                     Amount      Rate           Amount     Rate           Amount      Rate
                                                     ------     ------          ------    ------          ------     ------

Income tax expense at federal statutory rate     $8,919,030       35%        $16,475,580      35%        $25,788,882    35%
State tax expense, net  ..................        1,202,076        5           2,464,990       5           2,403,409     3
Effect of income tax related to CCC Group which
  were not taxed because of S Corporation status   (583,742)      (2)           (983,369)     (2)           (833,193)   (1)
Other items, net, none of which individually
  exceeds 5% of federal taxes at statutory rate    (425,286)      (2)         (1,057,071)     (2)           (539,507)   (1)
                                                  ---------   ------         -----------   ------        -----------  -----
Actual provision for income taxes  .......       $9,112,078       36%        $16,900,130      36%        $26,819,591    36%
                                                 ==========   ======         ===========   ======        ===========  =====

   The tax effects of temporary differences that give rise to significant portions of deferred tax liabilities are presented below:

                                          December 27,           December 26,
                                             1994                    1995
                                         --------------         --------------
Deferred tax liabilities:  .....
     Pre-opening costs  ........          $  875,322             $1,817,159
     Property and equipment  ...           1,795,490              3,966,968
                                         --------------         --------------
       Total deferred tax
        liability ..............          $2,670,812             $5,784,127
                                         ==============         ==============

12. COMMITMENTS

   As of December 26, 1995, the Company has entered into purchase or option contracts to purchase 25 additional sites for future restaurant locations. Such contracts aggregate approximately $20,089,000. The Company has also entered into operating lease agreements, subject to certain contingencies, on two additional sites. Such leases generally have initial lease terms of five years and the aggregate future minimum lease payments total approximately $520,000.

   Subsequent to December 26, 1995, the Company has entered into purchase contracts, subject to certain contingencies, for ten additional sites totaling approximately $5,865,000. The Company also has entered into operating lease agreements on two additional sites. Such leases generally have initial lease terms of five years and the aggregate future minimum lease payments total approximately $1,285,000.

13. ACQUISITION OF THE DEL FRISCO GROUP

   On September 16, 1995, the Company acquired substantially all the operating assets, real estate and related operations that comprised Del Frisco's Double Eagle Steak House Group in Dallas, Texas, including a restaurant under construction in Fort Worth, Texas, for an aggregate purchase price of $22.8 million, consisting of $14.6 million of internally generated cash and 206,250 shares of the Company's Common Stock. The Company accounted for the transaction using the purchase method of accounting. In connection with the purchase price allocation, the Company recorded goodwill of approximately $16.5 million which is being amortized over a period of twenty years. The following supplemental pro forma information presents the combined results of operations of the Company as though the acquisition had occurred at the beginning of periods presented. The pro forma information is unaudited and not necessarily indicative of the results of the Company had the acquisition occurred at the beginning of such periods.

                     LONE STAR STEAKHOUSE & SALOON, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - (Continued)

13. Acquisition of The Del Frisco Group  - (Continued)

                                                For the years ended
                                     -----------------------------------------
                                     December 27, 1994       December 26, 1995
                                     -----------------       -----------------
                               (Dollars in thousands, except per share amounts)

Revenues  ....................         $ 225,163                   $347,630
Net income  ..................            31,162                     48,494
Primary net income per share .         $     .90                   $   1.29


14. QUARTERLY FINANCIAL SUMMARIES (UNAUDITED)

   Summarized quarterly financial data for 1994 and 1995 are as follows:

                                                  1st Quarter(a)   2nd Quarter(a)    3rd Quarter     4th Quarter
                                                 ---------------- ---------------- --------------- ---------------
                                                                  (In thousands, except per share amounts)
1994
Net Sales  ...................................      $40,335          $45,922          $53,067         $ 76,476
Restaurant operating income  .................       10,014           11,185           12,690           20,038
Pro forma net income (b)  ....................        5,575            6,104            6,954           10,556
Pro forma primary net income per share  ......      $  0.16          $  0.18          $  0.20         $   0.30
Pro forma fully diluted net income per share .         0.16             0.18             0.20             0.30

1995
Net Sales  ...................................      $69,393          $71,695          $81,633         $118,136
Restaurant operating income  .................       17,371           17,498           20,569           28,029
Pro forma net income (b)  ....................        8,870            9,615           11,845           16,405
Pro forma primary net income per share  ......      $  0.26          $  0.26          $  0.31         $   0.42
Pro forma fully diluted net income per share .         0.25             0.26             0.30             0.42



(a) Results for the first and second quarters of 1994 and 1995 differ from the results issued in the Company's quarterly reports on Form 10-Q, due to such results being restated to account for the pooling of the CCC Group which occurred during 1995. The net sales, restaurant operating income, net income, and earnings per share for these quarters have increased from amounts previously reported as follows:


                    Increase resulting from pooling of CCC Group
                                                 1st Quarter    2nd Quarter
                                             --------------- ---------------
                                       (In thousands, except per share amounts)
  1994
  Net sales  ..............................     $  4,168           $4,623
  Restaurant operating income  ............          885              855
  Net income  .............................          321              317
  Pro forma primary net income per share ..           --           $ 0.01
  Pro forma fully diluted net income per
     share ................................           --             0.01
  1995
  Net sales  ..............................     $  6,212           $6,553
  Restaurant operating income  ............        1,280            1,125
  Net income  .............................          551              442
  Pro forma primary net income per share ..     $   0.01               --
  Pro forma fully diluted net income per
     share ................................         0.01               --




(b) Pro forma net income gives effect to providing for income taxes at the estimated tax rate on pooled S Corporations of the CCC Group prior to the acquisition of the CCC Group in 1995.

                     LONE STAR STEAKHOUSE & SALOON, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (UNAUDITED)

                                             December 26, 1995   March 19, 1996
                                             ----------------    --------------
                   ASSETS
Current assets:  ...........................
   Cash and cash equivalents ...............     $ 67,424,884      $ 65,955,253
   Accounts receivable .....................        1,308,865         1,357,263
   Inventories .............................        4,156,355         5,138,067
   Pre-opening costs, net ..................       10,328,686         9,407,344
   Refundable income taxes .................        5,006,856                --
   Other current assets ....................           90,092           300,765
                                               ----------------   -------------
          Total current assets  ............       88,315,738        82,158,692
Property and equipment, net  ...............      245,334,956       266,381,463
Intangible and other assets, net  ..........       24,567,805        21,989,543
                                               ----------------   -------------
          Total assets  ....................     $358,218,499      $370,529,698
                                               ================   =============
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:  ......................
   Accounts payable ........................     $  9,245,331      $  7,224,257
   Income taxes payable ....................               --         1,527,980
   Deferred income taxes ...................        1,817,159         2,053,409
   Other current liabilities ...............       17,372,803        16,381,011
                                               ----------------   -------------
          Total current liabilities  .......       28,435,293        27,186,657
Deferred income taxes  .....................        3,966,968         4,509,818
Minority interest  .........................        2,682,914         2,290,673
Capitalized lease obligation  ..............          322,781           305,033
Stockholders' equity:  .....................
   Preferred stock .........................               --                --
   Common stock ............................          375,879           376,351
   Additional paid-in capital ..............      228,578,790       229,206,729
   Retained earnings .......................       94,140,238       107,076,319
   Translation adjustment ..................         (284,364)         (421,882)
                                               ----------------   -------------
          Total stockholders' equity  ......      322,810,543       336,237,517
                                               ----------------   -------------
          Total liabilities and stockholders'
             equity ........................     $358,218,499      $370,529,698
                                               ================   =============

                             See accompanying notes

                     LONE STAR STEAKHOUSE & SALOON, INC.
                      CONSOLIDATED STATEMENTS OF INCOME
                                 (UNAUDITED)

                                                                     For the twelve weeks ended
                                                                --------------------------------------
                                                                  March 21, 1995        March 19, 1996
                                                                ----------------        --------------
Net sales  .................................................      $69,392,857            $106,375,328
Costs and expenses:  ........................................
   Costs of sales ...........................................      24,844,939              37,584,027
   Restaurant operating expenses ............................      23,212,444              37,718,967
   Depreciation and amortization ............................       3,964,520               6,313,030
                                                                --------------           ------------
Restaurant costs and expenses  ..............................      52,021,903              81,616,024
                                                                --------------           ------------
Restaurant operating income  ................................      17,370,954              24,759,304
General and administrative expenses  ........................       2,977,621               4,665,802
                                                                --------------           ------------
Income from operations  .....................................      14,393,333              20,093,502
Other income, principally interest  .........................         158,584                 634,194
                                                                --------------           ------------
Income before income taxes and minority interest  ...........      14,551,917              20,727,696
Provision for income taxes  .................................      (5,315,103)             (8,183,856)
Minority interest  ..........................................              --                 392,241
                                                                --------------           ------------
Net income  .................................................     $ 9,236,814            $ 12,936,081
                                                                ==============           ============
Primary net income per share  ...............................     $      0.26            $       0.33
                                                                ==============           ============
Fully diluted net income per share  .........................     $      0.26            $       0.33
                                                                ==============           ============
Unaudited pro forma information based on providing for income taxes on pooled S Corporations prior to acquisition at the estimated effective tax rate: ............................
     Income before income taxes  ...........................      $14,551,917
     Pro forma provision for income taxes  ..................      (5,682,332)
                                                                  -----------
     Pro forma net income  ..................................     $ 8,869,585
                                                                  ===========
     Pro forma primary net income per share  ................     $      0.25
                                                                  ===========
     Pro forma fully diluted net income per share  ..........     $      0.25
                                                                  ===========

                             See accompanying notes

                     LONE STAR STEAKHOUSE & SALOON, INC.
               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (UNAUDITED)

                                                                        For the twelve weeks ended
                                                                   ------------------------------------

                                                                    March 21, 1995        March 19, 1996
                                                                    --------------        --------------

Cash flows from operating activities:  ....................
   Net income .............................................          $ 9,236,814          $ 12,936,081
   Adjustments to reconcile net income to net cash provided
     by operating activities:  ............................
     Depreciation and amortization  .......................            3,964,520             6,313,030
     Net change in operating assets and liabilities:  .....
        Change in operating assets ........................             (383,418)            2,342,621
        Change in operating liabilities ...................              240,090            (1,122,428)
                                                                     -----------           -----------
        Net cash provided by operating activities  ......             13,058,006            20,469,304
Cash flows from investing activities:  ....................
   Purchases of property and equipment ....................          (12,700,269)          (23,890,992)
   Other ..................................................             (288,083)            1,608,009
                                                                     -----------           -----------
        Net cash used in investing activities  ..........            (12,988,352)          (22,282,983)
Cash flows from financing activities:
   Net proceeds from issuance of common stock .............               84,395               628,411
   Payment of notes payable on company acquired ...........             (307,130)                   --
   Dividends on prior S Corporation income ................             (270,000)                   --
                                                                     -----------           -----------
        Net cash provided by (used in) financing activities             (492,735)              628,411
                                                                     -----------           -----------
Effect of exchange rate changes on cash  ..................                   --              (284,363)
          Net decrease in cash and cash equivalents  ......             (423,081)           (1,469,631)
Cash and cash equivalents at beginning of period  .........           45,861,034            67,424,884
                                                                    ------------          ------------
Cash and cash equivalents at end of period  ..............          $ 45,437,953          $ 65,955,253
                                                                    ============          ============
Supplemental disclosure of cash flow information:  ........
   Cash paid for interest ................................          $     68,484         $          --
   Cash paid for income taxes .............................            3,536,876               869,920

                            See accompanying notes

                     LONE STAR STEAKHOUSE & SALOON, INC.
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 (Unaudited)

(NOTE 1) BASIS OF PRESENTATION

   The unaudited financial statements include all adjustments, consisting of normal, recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for the periods presented. The results of the twelve weeks ended March 19, 1996, are not necessarily indicative of the results to be expected for the full year ending December 31, 1996.

(NOTE 2) STOCK OPTIONS

   During the twelve week period ended March 19, 1996, the Company granted stock options for 1,201,394 shares of Common Stock at prices ranging from $31.75 to $37.75 per share pursuant to its 1992 stock option plan for employees.

(NOTE 3) EARNINGS PER SHARE

   Primary earnings per share amounts are computed based on the weighted average number of shares actually outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options which are considered to be common stock equivalents. The number of shares that would be issued from the exercise of stock options has been reduced by the number of shares that could have been purchased from such proceeds at the average market price of the Company's stock. The number of shares resulting from this computation for the twelve weeks ended March 21, 1995 and March 19, 1996, was 34,931,291 and 38,797,073, respectively.

   For purposes of fully diluted computations, the number of shares that would be issued from the exercise of stock options has been reduced by the number of shares which could have been purchased from such proceeds at the market price of the Company's stock on the last day of the fiscal year because that price was higher than the average market prices during the year. The number of shares resulting from this computation of fully diluted earnings per share for the twelve weeks ended March 21, 1995, and March 19, 1996, was 35,203,281 and 39,132,621, respectively.

(NOTE 4) SUBSEQUENT EVENT -- DISCONTINUANCE OF EUROPEAN JOINT VENTURE

   The Company currently operates three Lone Star Restaurants in Europe pursuant to a joint venture agreement (the "European Joint Venture"). On May 20, 1996 the Board of Directors of the Company approved a plan to discontinue the European Joint Venture. The Company anticipates closing its European restaurants as early as the second quarter of fiscal 1996; however, the Company may seek to sell or license such restaurants. The Company expects to incur a non-recurring pre-tax charge in the second quarter of fiscal 1996 in the range of $9,000,000 to $11,000,000. The actual amount and the timing of such charge may vary depending upon the timing and methods the Company utilizes in exiting its current European operations. In addition, at the current time the Company is unable to determine what contingent liabilities, if any, may be associated with the discontinuance of such operations, including resolution of any disputes which may arise with its European Joint Venture partner.

==============================================================================

No dealer, salesman or any other person is authorized to give any information or to make any representations in connection with this offering not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell or solicitation of any offer to buy any security other than the registered securities to which it relates or an offer to sell or solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that information contained herein is correct as of any time subsequent to the date hereof.

                                    ------

                              TABLE OF CONTENTS

                                    ------

                                                                        Page
                                                                      --------
Prospectus Summary  .............................                         3
Risk Factors  ...................................                         6
The Company  ....................................                         8
Use of Proceeds  ................................                         9
Price Range of Common Stock  ....................                         9
Capitalization  .................................                        10
Dividend Policy  ................................                        10
Selected Historical and Pro Forma Financial Data .                       11
Management's Discussion and Analysis of Financial
  Condition and Results of Operations ...........                        13
Business  .......................................                        19
Management  .....................................                        28
Certain Relationships and Related Transactions  .                        33
Principal and Selling Stockholders  .............                        34
Description of Capital Stock  ...................                        36
Underwriting  ...................................                        37
Available Information  ..........................                        38
Experts  ........................................                        38
Legal Matters  ..................................                        38
Index to Consolidated Financial Statements  .....                       F-1


==============================================================================

==============================================================================

                               4,000,000 SHARES





                                    [LOGO]
                                 COMMON STOCK





                                    ------

                                  PROSPECTUS

                                    ------






                            MONTGOMERY SECURITIES
                              SMITH BARNEY INC.
                              WESSELS, ARNOLD &
                                  HENDERSON






                                       , 1996


==============================================================================

 .
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The Registrant estimates that expenses payable by it in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:


     SEC Registration Fee  .............................         $ 63,250.00
     NASD Filing Fee  ..................................           18,842.50
     Nasdaq National Market Fee  .......................           17,500.00
     Printing and engraving expenses  ..................              *
     Accounting fees and expenses  .....................              *
     Legal fees and expenses  ..........................              *
     Blue sky qualification fees and expenses ..........              *
     Transfer Agent's fees and expenses ................              *
     Miscellaneous.  ...................................              *
                                                                 -----------
     Total  ............................................         $400,000.00
                                                                 ===========


* To Be Completed By Amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   The Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify to the extent permitted by Delaware law any person whom it may indemnify thereunder, including directors, officers, employees and agents of the Registrant. Such indemnification (other than an order by a court) shall be made by the Registrant only upon a proper determination that the individual met the applicable standard of conduct. Advances of such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors, or by independent legal counsel or by the stockholders. In addition, the Registrant's Certificate of Incorporation eliminates, to the extent permitted by Delaware law, personal liability of directors to the Registrant and its stockholders for monetary damages for breach of fiduciary duty as directors.

   The Registrant also maintains a directors and officers insurance and company reimbursement policy. The policy insures directors and officers against unindemnified loss arising from certain wrongful acts in their capacities and reimburses the Registrant for such loss for which the Registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which relates to the offering hereunder.

   Section 145(a) of the Delaware Corporation Law (the "DGCL") provides in relevant part that "a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, unlawful." With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that "[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor . . . [by reason of his service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper."

   The Registrant has entered into an Indemnification Agreement with each of its directors and officers whereby is has agreed to indemnify each director and officer from and against any and all expenses, losses, claims, damages and liability incurred by such director or officer for or as a result of action taken or not taken while such director was acting in his capacity as a director, officer, employee or agent of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   1. In connection with the 1995 Lone Star Acquisition, on August 8, 1995, the Company issued the following shares of Common Stock:

       Leslie Rudd ...................... 231,504 shares
       Dennis Thompson .................. 215,961 shares
       James F. Haun ..................... 76,060 shares
       James C. Verney ................... 54,742 shares
       Daniel M. Kammerer ................. 1,083 shares
       Thomas A. Hager .................... 1,083 shares

   2. In connection with the 1995 Del Frisco Acquisition, on September 15, 1995, the Company issued the following shares of Common Stock:

       Dale F. Wamstad ................. 181,500 shares
       Dee Lincoln ...................... 24,750 shares

   Such shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT OF SCHEDULES.

   (a) Exhibits:

      Exhibit
      -------
      Number
      -------
       *******1.1    Form of Underwriting Agreement
           ***3.1    Company's Certificate of Incorporation as amended
           ***3.2    Company's By-Laws
           ***4.1    Form of Common Stock Certificate
       *******5.1    Opinion of Olshan Grundman Frome & Rosenzweig LLP with
                     respect to legality of the Common Stock.
       ******10.1    Services Agreement as amended between the Company and
                     Coulter Enterprises, Inc., dated February 8, 1996
        *****10.2    Employment Agreement between the Company and John D. White, dated February 1, 1995
        *****10.3    Employment Agreement between the Company and Scott M.
                     Somes, dated February 1, 1995
         ****10.4    1992 Lone Star Steakhouse & Saloon, Inc. Incentive and
                     Non-qualified Stock Option Plan (the "Plan") as amended
          ***10.5    Form of Indemnification Agreement for officers and
                     directors of the Company
          ***10.6    Non-Competition, Confidentiality and Non-Solicitation
                     Agreement between the Company and Jamie B. Coulter, dated
\                    March 12, 1992

      Exhibit
      -------
      Number
      -------
       **10.7        Non-Competition, Confidentiality and Non-Solicitation
                     Agreement between the Company and Dennis L. Thompson,
                     dated March 12, 1992
         11.1        Statement regarding Computation of Per Share Earnings
   ******21.0        Subsidiaries of the Company
        *23.1        Consent of Ernst & Young LLP
  *******23.2        Consent of Olshan Grundman Frome & Rosenzweig LLP,
                     included in Exhibit No. 5.
        *24          Power of Attorney, included in Part II of the Registration
                     Statement


- ----------

      * Filed herewith.

     ** Incorporated by reference to the Company's Registration Statement on Form S-1, filed with the Commission on October 1, 1992 (Commission File No. 33-52678) as amended.

    *** Incorporated by reference to the Company's Registration Statement on Form S-1, filed with the Commission on January 31, 1992 (Commission File No. 33-45399), as amended.

   **** Incorporated by reference to the Company's Registration Statement on Form S-8, filed with the Commission on January 12, 1996 (Commission File No. 333-280), as amended.

  ***** Incorporated by reference to the Company's Form 10-K for the year ended December 27, 1994.

 ****** Incorporated by reference to the Company's Form 10-K for the year ended December 26, 1995.


******* To be filed by amendment.


   All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

   (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (b) The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) of
   (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita, State of Kansas, on the 20th day of May, 1996.

                                             LONE STAR STEAKHOUSE & SALOON, INC.

                                          By:  /s/ Jamie B. Coulter
                                              -------------------------------
                                              Jamie B. Coulter, Chairman of
                                              the Board and Chief Executive

                              POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jamie B. Coulter and John D. White, and each of them, his true nd lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue thereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.


          Signature                            Title                         Date
          ----------                           -----                         ----
   /s/ Jamie B. Coulter      Chairman of the Board and Chief             May 20, 1996
  -------------------------  Executive Officer (Principal Executive
      Jamie B. Coulter       Officer)

     /s/ John D. White       Executive Vice President, Chief             May 20, 1996
  -------------------------  Financial Officer and (Principal
        John D. White        Accounting Officer), Treasurer and
                             Director

  /s/ Dennis L. Thompson     Senior Vice President-Real Estate and       May 20, 1996
  -------------------------  Director
     Dennis L. Thompson

   /s/ Clark R. Mandigo      Director                                    May 20, 1996
  -------------------------
      Clark R. Mandigo

   /s/ C. Robert Buford      Director                                    May 20, 1996
  -------------------------
      C. Robert Buford

     /s/ Fred B. Chaney      Director                                    May 20, 1996
  -------------------------
       Fred B. Chaney

                                      II-4

                              INDEX TO EXHIBITS

   Exhibit Number                                   Exhibit                                   Page Number
   --------------                                   -------                                   -----------
       *******1.1    Form of Underwriting Agreement
           ***3.1    Company's Certificate of Incorporation as amended
           ***3.2    Company's By-Laws
           ***4.1    Form of Common Stock Certificate
       *******5.1    Opinion of Olshan Grundman Frome & Rosenzweig LLP with respect to legality of the Common Stock.
       ******10.1    Services Agreement as amended between the Company and Coulter
                     Enterprises, Inc., dated February 8, 1996
        *****10.2    Employment Agreement between the Company and John D. White, dated
                     February 1, 1995
        *****10.3    Employment Agreement between the Company and Scott M. Somes, dated
                     February 1, 1995
         ****10.4    1992 Lone Star Steakhouse & Saloon, Inc. Incentive and Non-
                     qualified Stock Option Plan (the "Plan") as amended
          ***10.5    Form of Indemnification Agreement for officers and directors of the Company
          ***10.6    Non-Competition, Confidentiality and Non-Solicitation Agreement
                     between the Company and Jamie B. Coulter, dated March 12, 1992
           **10.7    Non-Competition, Confidentiality and Non-Solicitation Agreement
                     between the Company and Dennis L. Thompson, dated March 12, 1992
             11.1    Statement regarding Computation of Per Share Earnings
       ******21.0    Subsidiaries of the Company
            *23.1    Consent of Ernst & Young LLP
      *******23.2    Consent of Olshan Grundman Frome & Rosenzweig LLP, included in
                     Exhibit No. 5.
             *24     Power of Attorney, included in Part II of the Registration
                     Statement


- ------
      * Filed herewith.

     ** Incorporated by reference to the Company's Registration Statement on Form S-1, filed with the Commission on October 1, 1992 (Commission File No. 33-52678) as amended.

    *** Incorporated by reference to the Company's Registration Statement on Form S-1, filed with the Commission on January 31, 1992 (Commission File No. 33-45399), as amended.

   **** Incorporated by reference to the Company's Registration Statement on Form S-8, filed with the Commission on January 12, 1996 (Commission File No. 33-00280), as amended.

  ***** Incorporated by reference to the Company's Form 10-K for the year ended December 27, 1994.

 ****** Incorporated by reference to the Company's Form 10-K for the year ended December 26, 1995.

******* To be filed by amendment.